--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             FLUOR DANIEL GTI, INC.
                           (NAME OF SUBJECT COMPANY)

                             FLUOR DANIEL GTI, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  34386C 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                WALTER C. BARBER
                               PRESIDENT AND CEO
                             FLUOR DANIEL GTI, INC.
                             100 RIVER RIDGE DRIVE
                               NORWOOD, MA 02062
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:

                           GORDON H. HAYES, JR., ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

                               ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 100 River Ridge Drive, Norwood, Massachusetts 02062. The title of the class of the Company's equity securities to which this statement relates is Common Stock, par value $0.001 per share (each a "Share," and collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by Tiger Acquisition Corporation, a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of International Technology Corporation, a Delaware corporation doing business as The IT Group, Inc. ("Parent"), to purchase all of the outstanding Shares at a price of $8.25 per Share, net to the seller in cash without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer").

  The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 3, 1998 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 27, 1998 among Parent, Purchaser, the Company and Fluor Daniel, Inc., a California corporation ("FD"). The Merger Agreement provides that Purchaser's obligation to accept for payment and to pay for any Shares tendered is subject to the condition that (i) FD, which owns approximately 52.3% of the Shares, tender and not withdraw the Shares it owns, and (ii) at least a majority of the Shares not owned by FD are tendered and not withdrawn (collectively, the "Minimum Condition"). The number of Shares that would satisfy the Minimum Condition is referred to in this statement as the "Minimum Share Number." Pursuant to the Merger Agreement, FD has agreed to tender and not withdraw the Shares it owns in the Offer. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger, each Share then outstanding (other than Shares owned directly or indirectly by Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares held by stockholders who perfect rights as dissenting stockholders under Delaware law) will be converted into the right to receive $8.25 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement has been filed as Exhibit 1 to this statement and is incorporated herein by reference.

  Pursuant to the Amended and Restated Marketing Agreement, dated as of October 27, 1998, among the Company, FD and Parent (the "Amended Marketing Agreement"), FD has agreed to continue the marketing relationship established pursuant to the existing marketing agreement, dated as of May 10, 1996, between the Company and FD (the "Existing Marketing Agreement"), and to expand that relationship by, among other things, establishing a steering committee to promote cooperation among the parties. Additional provisions of the Amended Marketing Agreement are summarized in Item 3(b) below. A copy of the Amended Marketing Agreement has been filed as Exhibit 2 to this statement and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the address of the principal executive office of Parent and Purchaser is 2790 Mosside Boulevard, Monroeville, Pennsylvania 15416-2792.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, is set forth above under Item 1.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

    (1) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTERESTS BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

  PROXY DISCLOSURE

  Certain contracts, agreements, arrangements or understandings between the Company and its directors, executive officers and affiliates are described on pages 2-4 and 6-12 of the Company's Proxy Statement dated as of February 27, 1998 for its 1998 Annual Meeting of Stockholders (the "Proxy Statement"). Pages 2-4 and 6-12 of the Proxy Statement have been filed as Exhibit 3 to this statement and are incorporated herein by reference.

  RETENTION AND SEVERANCE ARRANGEMENTS

 Retention Plan

  The Company has in place an executive retention plan (the "Retention Plan") covering six key executives, including all executive officers of the Company. The Retention Plan provides that participating executives will be paid bonuses as follows: 33% of the executive's 1998 base salary on January 1, 1999; and 67% of the executive's 1998 base salary on January 1, 2000.

  The Retention Plan is designed to encourage participating executives to stay with the Company through January 1, 2000 and is not tied to Company performance. In the event a participating executive is terminated because of a change of control or an involuntary reduction in force, the balance due to such executive will be paid in full. If a participating executive leaves voluntarily or is terminated for cause or for lack of performance, the balance to be paid is forfeited. As of the date hereof, to the knowledge of the Company, none of the executive officers of the Company covered by the Retention Plan, other than Walter C. Barber, the Company's President and Chief Executive Officer, have been informed by Parent that their employment will be terminated in connection with the Offer or Merger.

 Severance Plan

  The Company has in place a severance plan (the "Severance Plan") covering 12 employees, including all executive officers of the Company other than Mr. Barber, which is activated upon a Change of Control of the Company (as defined in the Severance Plan), which includes the Merger. The Severance Plan provides for the payment of the following compensation upon the termination in certain circumstances of a participant's employment with the Company within one year following a Change of Control of the Company: (i) a cash lump sum equal to the sum of (a) the participant's annual salary through the date of such termination, to the extent not theretofore paid, (b) the participant's target bonus amount, pro-rated for the period ending on the date of termination, and
(c) any deferred compensation and accrued time off with pay, to the extent not theretofore paid, and (ii) an amount equal to a multiple of either one or two times the participant's base salary, as determined by the Compensation Committee of the Company's Board of Directors. A copy of the Severance Plan has been filed as Exhibit 4 to this statement and is incorporated herein by reference. As of the date hereof, to the knowledge of the Company, none of the executive officers of the Company covered by the Severance Plan have been informed by Parent that their employment will be terminated in connection with the Offer or Merger.

 Settlement and Release Agreement

  Mr. Barber entered into a Settlement and Release Agreement with the Company dated as of September 11, 1998 (the "Settlement and Release Agreement"), which has been filed as Exhibit 5 to this statement and is incorporated herein by reference. Pursuant to the Settlement and Release Agreement, Mr. Barber has agreed to resign his employment with the Company, as well as all offices and directorships he holds with the Company, upon a Change of Control of the Company (as defined in the Settlement and Release Agreement), which includes the consummation of the Offer. In exchange for such resignation, the Company has agreed to provide Mr. Barber with (i) a lump sum payment of $780,000, net of any federal withholding taxes and other deductions the Company is required to make by law, and (ii) payment for outplacement services in accordance with the Company's customary procedures not to exceed $20,000. Pursuant to the Settlement and Release Agreement, Mr. Barber agrees to release the Company and any related companies, and their employees and directors, from any claims or demands based on Mr. Barber's employment with the Company or the termination of that employment; and the Company agrees to release Mr. Barber from all claims or demands based on Mr. Barber's employment with the Company or the termination of that employment. Mr. Barber further agrees that he will not, from the date of the Settlement and Release Agreement through June 1, 1999, directly or indirectly, provide services, advice or other assistance to a competitor of the Company concerning or with respect to historic clients of the Company.

  STOCK OPTION ACCELERATION

  Pursuant to the Merger Agreement, the holders of Company stock options under the Company's Amended and Restated 1987 Stock Plan, the Company's 1997 Stock Plan and the Company's Amended and Restated 1995 Director Stock Option Plan, including the executive officers of the Company and participating directors, will receive a cash payment in connection with the cancellation of their options. The cash payment for each Company option that has an exercise price that is lower than $8.25 will equal the difference between $8.25 and the exercise price of such option, multiplied by the number of Shares subject to such option (whether vested or unvested). The cash payment for each Company option that has an exercise price that is equal to or greater than $8.25 will be $.10 per Share subject to such option (whether vested or unvested). Pursuant to this provision of the Merger Agreement, the Company will make aggregate payments equal to approximately $116,388. Of that total, Mr. Barber will receive approximately $19,472; Mr. Glenn V. Batchelder will receive approximately $6,508; Mr. J. Steven Paquette will receive approximately $5,125; Mr. David L. Backus will receive approximately $500; Ms. Anne Nolan will receive approximately $2,019; and Ms. Mary C. Stack will receive approximately $479. The Company will make aggregate payments to non-employee directors in the amount of $2,119. Of that total, Mr. Allan S. Bufferd will receive approximately $1,221 and Mr. Ernie Green will receive approximately $898.

  STOCK PURCHASE PLAN

  Pursuant to the Merger Agreement, the payment period ending November 30, 1998 (the "Payment Period") under the Company's Amended and Restated 1986 Employee Stock Purchase Plan (the "Purchase Plan") will be accelerated to November 27, 1998 (the "Acceleration Date"), and each Participant (as defined in the Purchase Plan) will receive in lieu of shares of Common Stock that could have been purchased under the Purchase Plan when the Payment Period ends on the Acceleration Date, an amount (subject to any applicable withholding tax) in cash equal to the difference between $8.25 and the Option Price (as defined in the Purchase Plan). Pursuant to this provision of the Merger Agreement, the Company will make aggregate payments equal to approximately $91,126. Of that total, Mr. Barber will receive approximately $1,005; Mr. Batchelder will receive $0; Mr. Paquette will receive $0; Mr. Backus will receive approximately $3,145; Ms. Nolan will receive $0; and Ms. Stack will receive approximately $1,933. In addition, all funds contributed to the Purchase Plan by Participants which have not been used to purchase shares of Common Stock as of the Acceleration Date will be returned in cash, without interest.

  INVESTMENT AGREEMENT

  Pursuant to that certain Investment Agreement among the Company, FD and a subsidiary of each of the Company and FD, dated as of December 11, 1995 (the "Investment Agreement"), FD and the Company agreed that, until April 30, 1999:

  (a) neither FD nor any of its affiliates would enter into any contract, agreement or transaction with the Company or any of its affiliates that is material to the Company's business, taken as a whole, without the prior approval of a majority of the independent directors of the Company's Board of Directors (the "Independent Directors") except for (i) any contract, agreement or transaction contemplated by the Existing Marketing Agreement or the Option Agreement, dated December 11, 1995, between the Company and FD (the "Option Agreement"), pursuant to which the Company granted FD an option (the "FD Option") to purchase 1,768,970 shares of Common Stock (as adjusted to date) (the "FD Option Shares") at a purchase price of $13.1274 per share (as adjusted to date), (ii) any contract, agreement or transaction which is entered into between such parties in the ordinary course of business, and
(iii) any agreement or transaction governed by paragraphs (b), (c) or (d) below;

  (b) neither FD nor any of its affiliates would, directly or indirectly, purchase or otherwise acquire, any Common Stock, securities of the Company convertible into or exchangeable for Common Stock, or options, rights, warrants and similar securities issued by the Company to acquire Common Stock, without the prior approval of a majority of the Independent Directors, unless immediately after such purchase or acquisition, the percentage of then outstanding Common Stock that would be owned of record or beneficially by FD or its affiliates ("FD's Percentage") would not exceed 65%, provided, however, that the foregoing restrictions on purchases would not apply to the exercise by FD of the FD Option; provided, however, further, that if the FD Option is exercised by FD, the FD Option Shares held, directly or indirectly, by FD would be counted in any determination of FD's Percentage with respect to any purchases by FD or its affiliates after the date of such exercise of the FD Option;

  (c) the Company would not, directly or indirectly, repurchase any shares of Common Stock without the prior approval of a majority of the Independent Directors, unless immediately after such repurchase, FD's Percentage would not exceed 65%;

  (d) FD would not sell, transfer, mortgage or otherwise dispose of any of the Common Stock held by FD without the prior approval of a majority of the Independent Directors; provided, however, that the prior approval of the Independent Directors would not be required if there occurs a substantial and extreme adverse change in the business, prospects, or condition (financial or otherwise) of the Company that arises from corresponding substantial adverse changes of expected long term duration in the market for environmental services; and

  (e) the Company would not enter into any amendment or terminate or waive any provision of the Investment Agreement, the Option Agreement or the Existing Marketing Agreement without the prior approval of a majority of the Independent Directors.

  The Independent Directors have approved the Merger Agreement and the transactions contemplated thereby. See Item 4(a) below.

  EXISTING MARKETING AGREEMENT

  The Existing Marketing Agreement sets forth the understanding of the Company and FD with respect to their arrangement (a) to work together to approach the environmental services market, (b) for FD to use the Company's services in connection with FD's engineering and construction business, and (c) to provide, on an intercompany basis, support services to each other. The Existing Marketing Agreement further provides that the Company will have primary responsibility for the marketing and execution of environmental services, and FD will have primary responsibility for the marketing and execution of environmental services provided by the Company when they involve an integration of such services with substantial non-environmental services or involve a substantial increase in the scale and scope of services provided by the Company. FD is further obligated to promote the use of the Company and to retain the Company on a sole-source basis for environmental services that are related or incidental to FD's businesses, provided that use of the Company is acceptable to the customer, the Company has adequate available personnel and other resources to timely and satisfactorily perform the work and the Company's proposed commercial terms are competitive with the market. In addition, the Company and FD are to provide overhead support and contract support services to each other on an intercompany basis. The Company is permitted to use the name "Fluor Daniel GTI, Inc." during the term of the Existing Marketing Agreement, and subsidiaries of the Company are permitted to use a similar name if the parties decide it is useful in marketing the operations of the Company's subsidiaries.

  The term of the Existing Marketing Agreement is ten years unless further extended by the parties. In the event FD ceases to own at least 20% of the issued and outstanding equity of the Company, then, under certain circumstances, FD or the Company may terminate the Existing Marketing Agreement prior to expiration of the term, and FD may revoke the license granted to the Company and its subsidiaries to use the name "Fluor Daniel" in the Company's corporate name.

  The Existing Marketing Agreement will be replaced by the Amended Marketing Agreement upon consummation of the Offer. See the discussion under the heading "Amended Marketing Agreement."

  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER. In considering the recommendations of the Board set forth in Item 4(a) below, the Company's stockholders (the "Stockholders") should be aware that certain members of the Board of Directors have interests in the Merger and the Offer, which are described in this statement, and in Annex A, and which may present them with certain conflicts of interest.

    (2) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTEREST BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) PARENT OR PURCHASER AND THEIR RESPECTIVE EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

  For a description of certain agreements or understandings between the Company, on the one hand, and Parent or certain affiliates of Parent, on the other, see the information set forth below and in Item 4 hereof under the heading "Background of the Transaction: Past Contracts, Transactions and Negotiations with Parent and Purchaser."

  MERGER AGREEMENT

  The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Offer. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering Stockholder shall receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in "Certain Conditions of the Offer" below (the "Conditions of the Offer"). Any determination concerning the satisfaction of the terms and conditions of the Offer will be made by Purchaser in its good faith judgment and such determination will be final and binding on all tendering Stockholders. Parent expressly reserves the right to increase the price per Share payable in the Offer (although it has no present intention of doing so) or to make any other changes in the terms and conditions of the Offer, except that, pursuant to the Merger Agreement, unless previously approved by the Special Committee and the Board of Directors in writing, Parent may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer,
(iv) amend the Conditions of the Offer to broaden their scope, (v) impose additional conditions of the Offer or amend any other term of the Offer in any manner adverse to holders of Shares or extend the Offer if all of the Conditions of the Offer are satisfied or waived, or (vi) amend the Minimum Condition.

  Notwithstanding the foregoing, Parent expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, without the consent of the Special Committee or the Board of Directors, to (i) from time to time extend the Offer (each such individual extension not to exceed 10 business days after the previously scheduled expiration date of the Offer), if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer; or (iii) extend the Offer for any reason on up to two (2) occasions in each case for a period of not more than five (5) business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall have been tendered more than the number of Shares sufficient to satisfy the Minimum Condition but less than 90% of the Shares, provided the Purchaser agrees to permanently waive paragraphs (b) and (e) of the Conditions of the Offer. If all of the Conditions of the Offer are not satisfied on any scheduled expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied prior to December 31, 1998, Parent shall extend the Offer from time to time (each such individual extension not to exceed 10 business days after the previously scheduled expiration date) until such conditions are satisfied or waived, provided that Parent shall not be required to extend the Offer beyond December 31, 1998.

  Board Representation. Pursuant to the Merger Agreement, immediately following the delivery of the notice of acceptance of Shares pursuant to the Offer, if the Minimum Condition has been met, Parent shall be entitled to designate four directors (the "Parent Directors") of the six authorized directors on the Board. The Parent Directors shall be Anthony J. DeLuca, Philip O. Strawbridge, James G. Kirk and James R. Mahoney. Immediately following delivery to the Depositary of the Notice of Acceptance, the resignations as directors of the Company of Walter C. Barber, David L. Myers and Ronald G. Peterson, delivered to Parent concurrently with the execution and delivery of the Merger Agreement, shall be deemed effective and Allan S. Bufferd and Ernie Green as the "Continuing Directors" shall execute and deliver a written consent or shall otherwise take effective action electing the Parent Directors to the Board of Directors. The Continuing Directors shall remain members of the Board of Directors until the effective time of the Merger (the "Effective Time") and, in lieu of Continuing Directors, if the same shall not serve, the Company shall use reasonable efforts to ensure that the Board of Directors shall consist of at least two members who are neither officers, stockholders, designees nor affiliates of Parent or FD or their respective affiliates. In the event a Continuing Director resigns from the Board of Directors, Parent, Purchaser and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning director's successor who shall be deemed to be a Continuing Director. Immediately following the election of the Parent Directors, the Company will use its reasonable efforts to cause persons designated by Parent to constitute the same percentage as the Parent Directors represent on the Board of Directors of
(i) each committee of such Board of Directors (other than any committee of such Board of Directors established to take action under the Merger Agreement), (ii) each board of directors of each subsidiary of the Company and
(iii) each committee of each such board. The Company's obligations to appoint designees of Parent to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser or another direct or indirect wholly-owned subsidiary of Parent will be merged with and into the Company, the separate corporate existence of Purchaser or of such other subsidiary of Parent, as the case may be, will cease and the Company will continue as the Surviving Corporation. The Effective Time will occur at the date and time that a certificate of merger, in such form as is required by, and executed in accordance with, the relevant provisions of the Delaware General Corporate Law ("DGCL") (the "Certificate of Merger"), is filed with the Secretary of State of the State of Delaware. The Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. The Certificate of Incorporation of the Company in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL, except that the Article FOURTH of the Certificate of Incorporation shall be amended such that the Surviving Corporation shall have the authority to issue 1,000 shares of its common stock, par value $.01 per share. The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation. The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until their successors are duly elected and qualified, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until replaced in accordance with the Bylaws of the Surviving Corporation. It is expected that, immediately following the Effective Time, the Board of Directors of the Surviving Corporation will appoint Anthony J. DeLuca, Philip O. Strawbridge, James R. Mahoney and James
G. Kirk as the President, Executive Vice President, Senior Vice President and Senior Vice President and Secretary of the Surviving Corporation, respectively.

  Parent Stock Option. Pursuant to the Merger Agreement, after Purchaser has accepted for payment Shares tendered pursuant to the Offer (including the Minimum Share Number), Parent has the irrevocable option (the

"Parent Option") to purchase that number of authorized and unissued shares of the Company's Common Stock equal to 14% of the Shares outstanding immediately after the exercise of the Parent Option (the "Option Shares") at a purchase price equal to the Offer Price. The Company's sole obligation to issue and deliver the Option Shares is subject to certain conditions set forth in the Merger Agreement, including the requirement that the number of Option Shares plus the number of Shares accepted for payment pursuant to the Offer, upon issuance of the Option Shares, will constitute at least 90% of then outstanding Shares.

  Use of Company Cash. Pursuant to the Merger Agreement the Company has agreed that prior to the initial expiration date of the Offer it will take all steps reasonably necessary, after consulting with Parent, to sell any marketable securities owned by it so that on the initial expiration date of the Offer the Company will have maximized its available cash and will thereafter until such time as the Parent Directors are elected invest such cash in overnight investments. Upon the election of the Parent Directors and at the direction of the Company's Board of Directors, up to $20 million of the available cash of the Company will be loaned to Parent and evidenced by an interest bearing promissory note payable on demand. The proceeds of such loan will be delivered to the depositary for the Offer to be used solely to fund the purchase of Shares in the Offer.

  Consideration to Be Paid in the Merger. At the Effective Time, each issued and outstanding Share (other than Shares held by Parent, Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any direct or indirect subsidiary of the Company, which will be canceled and retired without any payment with respect thereto, or Shares (the "Dissenting Shares") with respect to which the holder properly exercises such holder's appraisal rights in accordance with the DGCL), shall be converted into, and become exchangeable for the Offer Price.

  Employee/Director Stock Options. Pursuant to the Merger Agreement, at the Effective Time, all options to purchase a share of Common Stock (whether vested or unvested) (each a "Company Option") granted under the Company's Amended and Restated 1987 Stock Plan, the Company's 1997 Stock Plan and the Company's Amended and Restated 1995 Director Stock Option Plan, in each case as amended to the date hereof (the "Stock Plans") that have an exercise price that is lower than the Offer Price (the "In-the-Money Options") will be cashed out by the Company by payment to each holder of such In-the-Money Options the difference between the exercise price and the Offer Price. In accordance with the terms of the Stock Plans or interpretations thereof by the Board of Directors, the Company will notify all holders of Company Options that have an exercise price that is equal to or higher than the Offer Price (the "Underwater Options"), promptly after the Effective Time, that the Stock Plans have been terminated and that, in connection with such termination, the Company will pay to such holders an amount equal to the number of such Underwater Options (whether vested or unvested) multiplied by $.10.

  The Board of Directors will take the following actions with respect to the Stock Purchase Plan: (1) accelerate the current Payment Period (as defined in the Stock Purchase Plan) to November 27, 1998 (the "Acceleration Date") and
(2) pay each participant in lieu of each share that could have been purchased under the Stock Purchase Plan when the Payment Period ends on the Acceleration Date, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the Option Price (as defined in the Stock Purchase Plan). In addition, all funds contributed to the Stock Purchase Plan which have not been used to purchase shares of the Common Stock as of the Acceleration Date will be returned, in cash, without interest, to participants of the Stock Purchase Plan as soon as administratively feasible after the Acceleration Date.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company, Purchaser and Parent with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization relative to the Merger Agreement, governmental consents and approvals, Commission reports, financial statements, absence of certain changes or events, litigation and liabilities, employee benefits, compliance with laws, environmental laws, intellectual property, taxes, government contracts, documents relating to the Offer and the Merger and other matters. No representations or warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time, and no covenants or agreements made in the Merger Agreement will survive beyond the Effective Time, except for those covenants or agreements which by their terms contemplate performance after the Effective Time. Certain of the representations and warranties of the Company set forth in the Merger Agreement will not be breached unless the matter constituting the breach would have a material adverse effect on the financial condition, properties, business, results of operations or prospects of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect"); provided, however, that any adverse effect that is caused by conditions affecting the economy or security markets generally shall not be taken into account in determining whether there has been a Company Material Adverse Effect and any adverse effect that is caused by conditions affecting the primary industry in which the Company currently competes shall not be taken into account in determining whether there has been a Company Material Adverse Effect (provided that such effect does not adversely affect the Company in a disproportionate manner). Certain of the representations and warranties of the Parent set forth in the Merger Agreement will not be breached unless the matter constituting the breach would have a material adverse effect on the ability of Parent or Purchaser to conduct the Offer or consummate the Merger or any of the other material transactions contemplated by the Merger Agreement (a "Parent Material Adverse Effect").

  Agreements of FD. Pursuant to the terms of the Merger Agreement, FD has agreed, among other things, to tender in, and not withdraw from, the Offer, all Shares owned by it and its affiliates. In addition, FD currently holds the FD Option, which will be canceled upon consummation of the Offer. The FD Option has an exercise price of $13.1274 per share, which is above the Offer Price, and, if not canceled in connection with Offer, would expire on December 11, 1998.

  Conduct of Business. The Company has agreed that, prior to the date on which Parent's representatives are elected to the Board of Directors (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by the Merger Agreement):

    (a) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course consistent with past practice;

    (b) the Company will not, among other things (i) issue, sell or otherwise dispose of or encumber any of its subsidiaries' capital stock owned by it;
  (ii) amend its charter, bylaws, except for any amendment which will not hinder, delay or make more costly to Parent the Offer or the Merger; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock; (v) repurchase, redeem or otherwise acquire or permit any of its subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock; or (vi) adopt a plan of complete or partial liquidation or dissolution, merger or otherwise restructure or recapitalize or consolidate with any Person (as defined in the Merger Agreement) other than Purchaser or another wholly-owned subsidiary of Parent;

    (c) neither the Company nor any of its subsidiaries will (i) authorize for issuance or issue, sell or otherwise dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any voting debt (other than shares of Common Stock issuable pursuant to Company Options outstanding on the date hereof); (ii) other than in the ordinary and usual course of business consistent with past practices, transfer, lease, license, guarantee, sell or otherwise dispose of or encumber any other property or assets or incur or modify any material indebtedness or other liability (except for additional borrowings in the ordinary course under lines of credit in existence on the date hereof); (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except in the ordinary course of business consistent with past practices and except for obligations of subsidiaries of the Company incurred in the ordinary course of business; (iv) make any loans to any other Person (other than to subsidiaries of the Company or, customary loans or advances to employees in connection with business-related travel in the ordinary course of business consistent with past practices); (v) make any commitments for, make or authorize any capital expenditures other than in amounts less than $50,000 individually and $250,000 in the aggregate or, by any means, make any acquisition of, or investment in, assets or stock of any other Person; (vi) except as may be required by applicable law or by existing contractual commitments, enter into any new agreements or commitments for any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or employees or consultants except for those which have been previously disclosed to Parent and reasonable severance payments made to employees in the ordinary course of business and consistent with past practices; (vii) except as may be required by applicable law or by existing contractual commitments, terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any compensation and benefit plan or increase or accelerate the salary, wage, bonus or other compensation of any employees or directors (except for increases occurring in the ordinary and usual course of business, which shall include normal periodic performance reviews and related compensation and benefit increases, but not any general across-the-board increases) or consultants or pay or agree to pay any pension, retirement allowance or other employee benefit not required by any existing compensation and benefit plan;
  (viii) except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it; (ix) revalue in any respect any of its material assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practices; (x) settle or compromise any material claims or litigation or terminate or materially amend or modify any of its material Contracts or waive, release or assign any material rights or claims; (xi) make any tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated; (xii) take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect; and (xiii) authorize or enter into any agreement to do any of the foregoing.

  Indemnification. Pursuant to the Merger Agreement, Parent and the Surviving Corporation will jointly and severally, after the Effective Time, indemnify, defend and hold harmless, each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time a director, officer, employee or agent of the Company or any of its subsidiaries (when acting in such capacity), against any costs or expenses (including reasonable attorneys' fees and expenses), judgments, settlement amounts, fines, losses, claims, demands, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative arising out of matters existing or occurring prior to or after the Effective Time, whether threatened, asserted or claimed prior to, at or after the Effective Time, which is based in whole or in part on, or arising in whole or in part out of the fact that such person is or was a director (including as a member of the Special Committee) or officer of the Company or any of its Subsidiaries including, without limitation, all Costs based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation, bylaws and other agreements in effect as of the date of the Merger Agreement to indemnify such individual. In addition, pursuant to the Merger Agreement, the Company will purchase, and Parent will reimburse the Company at the Closing (as defined in the Merger Agreement) for the fully prepaid premium expense incurred for "Prior Acts" Directors' & Officers' Liability Insurance (the "D&O Insurance") to be effective as of the date of the Merger Agreement. The term of the D&O Insurance will be six (6) years from the date of the Merger Agreement without restriction as to when any alleged or actual wrongful acts or omissions may have occurred up to and including the date of sale of the Shares owned by FD to Purchaser pursuant to the Offer. Subject to the provisions and limitations of the Merger Agreement, the D&O Insurance will provide individual directors and officers liability coverage and corporate reimbursement coverage. In addition, the D&O Insurance is noncancellable except for the nonpayment of premium or the ultimate failure of the Shares owned by FD being purchased by Purchaser.

  Conditions to the Merger. Pursuant to the Merger Agreement, if Purchaser shall have purchased Shares pursuant to the Offer, the respective obligations of Parent, Purchaser and the Company to consummate the Merger shall be subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Parent, Purchaser or the Company, as the case may be:

    (a) The Merger Agreement and the Merger shall have been approved and adopted by the holders of a majority of the Shares;

    (b) The waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the "HSR Act") shall have expired or been terminated and, other than filing the Delaware Certificate of Merger, all filings with any governmental entity required to be made prior to the Effective Time by the Company or Parent or any of their respective subsidiaries, with, and all government consents required to be obtained prior to the Effective Time by the Company or Parent or any of their respective subsidiaries in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by the Company, Parent and Purchaser shall have been made or obtained (as the case may be), except where the failure to so make or obtain will not result in either a Company Material Adverse Effect or a Parent Material Adverse Effect; and

    (c) No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by the Merger Agreement (collectively, an "Order"), and no governmental entity shall have instituted any proceeding or formally threatened to institute any proceeding seeking any such Order and such proceeding or threat remains unresolved.

  The respective obligations of Parent and Purchaser to consummate the Merger shall be subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Parent:

    (a) The representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date (as defined in the Merger Agreement) as though made on and as of the Closing Date it being understood that representations and warranties shall be deemed to be true and correct unless the respects in which the representations and warranties (without giving effect to any "materiality" limitations or references to "material adverse effect" set forth therein) are untrue or incorrect in the aggregate is likely to have a Company Material Adverse Effect; and

    (b) The Company and FD shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

  The obligations of the Company to consummate the Merger shall be subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Company:

    (a) The representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date it being understood that representations and warranties shall be deemed to be true and correct unless the respects in which the representations and warranties (without giving effect to any "materiality" limitations or references to "material adverse effect" set forth therein) are untrue or incorrect in the aggregate is likely to have a Parent Material Adverse Effect;

    (b) Parent and Purchaser shall have performed in all material respects all obligations to be performed by it under the Merger Agreement at or prior to the Closing Date.

  Acquisition Proposals. Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries nor any director or employee of the Company or its subsidiaries will, and that it will direct and use its best efforts to cause its and its subsidiaries' agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly through another person or entity, initiate, solicit or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company has further agreed that neither it nor any of its subsidiaries nor any of their respective directors or employees will, and that it will direct and use its best efforts to cause its and its subsidiaries agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly through another person or entity, engage or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise attempt to make or implement an Acquisition Proposal; provided, however, that if at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors determines in good faith, after taking into consideration the advice of its outside legal counsel, that it is likely to be required in order for its members to comply with their fiduciary duties under applicable law, the Company may, in response to an inquiry, proposal or offer for an Acquisition Proposal which was not solicited subsequent to the date of the Merger Agreement, (x) furnish non-public information with respect to the Company to any such person pursuant to a confidentiality agreement on terms substantially similar to the Confidentiality Agreement entered into between the Company and Parent prior to the execution of the Merger Agreement and (y) participate in discussions and negotiations regarding such inquiry, proposal or offer; and provided, further, that nothing contained in the Merger Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any proposed Acquisition Proposal.

  The Board of Directors may withdraw its recommendation of the Merger and the other transactions contemplated by the Merger Agreement, or approve or recommend or cause the Company to enter into an agreement with respect to a Superior Proposal (as defined below), if the Board of Directors determines in its good faith judgment, after taking into consideration the advice of its outside legal counsel, that it is likely to be required in order for its members to comply with their fiduciary duties under applicable law; provided, however, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless the Merger Agreement is concurrently terminated in accordance with its terms. A "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and otherwise on terms which the Board of Directors by a majority vote determines in its good faith judgment (after consultation with the Company's financial advisor or another financial adviser of nationally recognized reputation) to be reasonably capable of being completed (taking into account all material legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the availability of financing therefor) and more favorable to the Stockholders from a financial point of view than transactions contemplated by the Merger Agreement.

  Termination of the Merger Agreement. Subject to certain conditions and exceptions set forth in the Merger Agreement, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after its approval by the stockholders of the Company thereof, (i) by mutual written consent of the Company (through the Continuing Directors, the Special Directors or their designated successors), Parent and Purchaser, by action of their respective boards of directors; (ii) by either Parent or the Company, by action of their respective boards of directors if (A) any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall be entered (whether before or after the approval by the stockholders of the Company) and such Order is or shall have become nonappealable, provided that the party seeking to terminate this Agreement shall have used its reasonable efforts to remove or lift such Order, or (B) the Minimum Condition shall not have been satisfied on or before December 31, 1998; (iii) by the Company if (A) (1) Parent fails to commence the Offer as provided by the Merger Agreement or (2) after December 31, 1998, Parent shall have failed to accept Shares for payment pursuant to the Offer, (B) the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, (C) prior to Parent's purchase of Shares pursuant to the Offer, (1) the Company enters into a binding written agreement with respect to a Superior Proposal after fully complying with the terms of the Merger Agreement and (2) the Company concurrently with such termination pays to Parent in immediately available funds all expense reimbursements due Parent pursuant to the terms of the Merger Agreement, including the termination fee, or (D) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured prior to the earlier of (1) twenty (20) days after written notice of such breach is given by the Company to Parent and (2) two
(2) business days before the date on which the Offer expires; and (iv) by Parent and Purchaser if (A) after December 31, 1998, Parent shall not have paid for Shares pursuant to the Offer, (B) the Board shall have withdrawn or modified its approval or recommendation of this Agreement in a manner materially adverse to Parent, or (C) Parent shall have terminated the Offer in accordance with the Conditions of the Offer.

  If the Merger Agreement is terminated for any of the above reasons (subject to the provisions of the Merger Agreement), the Merger Agreement shall become void and be of no further effect; provided, however, that such a termination shall not relieve any party to the Merger Agreement of any liability or damages resulting from any breach of the Merger Agreement and, provided, further, that, subject to certain exceptions set forth in the Merger Agreement, the Company shall reimburse Parent in the amount of $400,000 as reimbursement for all of Parent's costs and expenses in connection with the Merger Agreement, the Offer and the Merger. Subject to certain exceptions, the Company shall promptly, but in no event later than two days after the date of such request, pay Parent a termination fee of $1.5 million in lieu of any liability or obligation to pay damages (other than the $400,000 reimbursement payable to Parent for its costs and expenses) if (i) there shall be an Acquisition Proposal existing at the time of termination of the Merger Agreement by Parent and Purchaser and (A) Parent and Purchaser shall have terminated the Merger Agreement because the Board has withdrawn or modified its approval or recommendation of the Merger Agreement in a manner materially adverse to Parent or (B) Parent and Purchaser shall have terminated the Merger Agreement because of Parent's termination of the Offer in accordance with the Conditions of the Offer or (ii) if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser and the Company shall have terminated the Merger Agreement to accept a Superior Proposal.

  Amendment and Waiver. The Merger Agreement can only be amended by a written agreement executed by the parties signatory thereto.

  Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the negotiation, execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer, shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Proxy Statement and the printing and mailing of such documents shall be borne by the Parent.

  Certain Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to Parent's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer, Parent shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, shall delay the acceptance for payment of any Shares and if required by the Merger Agreement, shall extend the Offer by one or more extensions until December 31, 1998, and may terminate the Offer at any time after December 31, 1998 if (i) less than the Minimum Share Number is tendered pursuant to the Offer by the expiration of the Offer and not withdrawn; (ii) any applicable waiting period under the HSR Act has not expired or terminated prior to the Expiration Date of the Offer; or (iii) at any time after the date of the Merger Agreement, and before acceptance for payment of any Shares, any of the following events shall occur and be continuing on or after December 31, 1998:

    (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that, in the reasonable judgment of Parent, would be expected to, directly or indirectly (i) prohibit, or impose any material limitations on, Parent's ownership or operation of all or a material portion of the Company's businesses or assets, or compel Parent to dispose of or hold separate any material portion of the business or assets of the Company or Parent and its respective subsidiaries, in each case taken as a whole, (ii) prohibit, or make illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (iii) result in the material delay in or restricts the ability of Parent, or renders Parent unable, to accept for payment, pay for or purchase some or all of the Shares, or (iv) impose material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

    (b) (i) the representations and warranties of the Company set forth in this Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date (except for representations and warranties made as of a specified date) but only if the respects in which the representations and warranties made by the Company (without giving effect to any "materiality" limitations or references to "material adverse effect" set forth therein) are inaccurate would in the aggregate have a Company Material Adverse Effect, (ii) the Company shall have failed to comply with its covenants and agreements contained in this Agreement in all material respects which failure is likely to have a Company Material Effect and, with respect to any breach or failure described in clause (b)(i) or
  (b)(ii) above that can be cured, the breach or failure shall not have been cured prior to ten (10) business days after Parent has furnished the Company with written notice of such breach or failure or (iii) there shall have occurred any events or changes which have had or which are likely to have a Company Material Adverse Effect;

    (c) the Board shall have withdrawn, or modified or changed in a manner adverse to Parent (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer for the acquisition of the Company, or the Board of Directors, shall have resolved to do any of the foregoing;

    (d) the Merger Agreement shall have terminated in accordance with its terms; or

    (e) there shall have occurred and continue to exist (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks, or any limitation (whether or not mandatory) by any Governmental Entity (as defined in the Merger Agreement) on, or other event materially adversely affecting, the extension of credit by lending institutions in the United States, or (iii) a commencement of a war or armed hostilities directly involving the United States which has and continues to have a material adverse effect on the trading of securities on the NYSE;

which in the reasonable judgment of Parent, in any such case, makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

  The foregoing conditions, other than condition (i) above, are for the sole benefit of Parent and may be waived by Parent, in whole or in part at any time and from time to time, in the sole discretion of Parent. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, except as otherwise provided for in the Merger Agreement.

  AMENDED MARKETING AGREEMENT

  The following is a summary of the Amended Marketing Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Amended Marketing Agreement, a copy of which has been filed as Exhibit 2 to this statement and is incorporated herein by reference. The Amended Marketing Agreement should be read in its entirety for a more complete description of the matters summarized below.

  Worldwide Use of Parent for Environmental Services. Effective upon the consummation of the Offer, the Amended Marketing Agreement provides that, subject to the conditions set forth therein, FD and subsidiaries of which FD owns more than 50% (collectively, the "Fluor Daniel Group"), will promote the use of Parent and subsidiaries of which Parent owns more than 50% (collectively, the "IT Group"), on a worldwide basis for certain environmental services (the "Environmental Services") that are related or incidental to FD's engineering and construction business. There was no separate monetary consideration given in connection with the execution of this agreement. The agreement also provides for the continuation of the services under contracts presently being performed by FD for the Company, and by the Company for FD, on the terms previously agreed to by such parties under the Existing Marketing Agreement as well as a steering committee consisting of two senior executives of each of FD and Parent, for purposes of discussing and promoting joint marketing efforts under the agreement. The Amended Marketing Agreement has a term of four (4) years.

  Specified Environmental Services. Subject to specific exceptions set forth in the Amended Marketing Agreement, the Environmental Services for which the Fluor Daniel Group will promote the IT Group, are investigation, evaluation, design, feasibility studies, management and pollution prevention, project management, remediation, permitting, quality control, start-up assistance, licensing and consulting (including incidental project finance, procurement, construction and maintenance) relating to (i) the treatment of groundwater, wastewater, soil and hazardous waste, or (ii) air emissions controls. The Environmental Services exclude certain projects, such as FD's Fernald and Hanford projects and other U.S. Department of Energy management and operations, operating and maintenance, and management and integration projects, and certain categories of projects.

  The IT Group has committed to use commercially reasonable efforts to perform Environmental Services as may be requested by FD, but will not be obligated to provide such services. With respect to any clients common to the Fluor Daniel Group and the IT Group, the IT Group will have the marketing lead for projects that primarily involve Environmental Services and FD will have the marketing lead for projects that primarily involve engineering and construction services. In addition, pursuant to the Amended Marketing Agreement, the Fluor Daniel Group and the IT Group have agreed to explore mutually beneficial ways to involve each other in other future projects.

  Restrictions on Environmental Acquisitions. The Amended Marketing Agreement also provides that the Fluor Daniel Group will not acquire or merge with any entity which is engaged primarily in performing Environmental Services without the prior written consent of the Company. If the Fluor Daniel Group acquires or merges with an entity which is not engaged primarily in performing Environmental Services, but which performs some Environmental Services, the Fluor Daniel Group will be permitted to perform Environmental Services through such entity and the Amended Marketing Agreement will continue on a non-exclusive basis. However, the Fluor Daniel Group would be required to enter into discussions with the IT Group with a view to determining whether the IT Group would have any interest in acquiring the portion of the entity acquired by the Fluor Daniel Group which performs Environmental Services, other than services for the United States government (the "Environmental Portion").

  If after 60 days following any such acquisition, Parent and the Fluor Daniel Group have not reached an agreement concerning the Environmental Portion, then the Fluor Daniel Group will be required to engaged in a good faith effort to divest the Environmental Portion. If the Fluor Daniel Group does not divest the Environmental Portion or decide to liquidate or phase out the business of the Environmental Portion, then the Fluor Daniel Group will give consideration to any request by Parent that the terms and conditions of the Amended Marketing Agreement be adjusted to avoid an inequitable hardship to Parent resulting from any material diminution of value of the Amended Marketing Agreement arising from such acquisition by the Fluor Daniel Group.

  Intercompany Services. The Amended Marketing Agreement also allows for certain services to be provided among Parent, the Company and FD at specified rates of compensation. The Intercompany Services Agreement, dated October 27, 1998, by and among Parent, the Company and FD, sets forth certain terms for performance and payment, as well as a form of written request for services and work releases. A copy of the Intercompany Services Agreement has been filed as
Exhibit 6 to this statement and is incorporated herein by reference.

  Offices; Prohibition on Use of FD Name. The Amended Marketing Agreement provides for the orderly disentanglement of the seven offices of the Company presently co-located with offices of FD as well as for the Company to promptly stop using the name and logo of FD, and to obtain such third-party consents, licenses and permits as may be necessary to allow the complete disentanglement of the Company and FD promptly following consummation of the Offer.

  CONFIDENTIALITY AGREEMENT

  The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of July 28, 1998, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which has been filed as Exhibit 7 to this statement and is incorporated herein by reference.

  The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information") and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent.

  In addition to the provisions of the Confidentiality Agreement with respect to the maintenance of confidentiality and the permitted use of information provided by or on behalf of the Company, Parent also agreed in the Confidentiality Agreement to non-solicitation of executive, management and other key employees.

  SUBCONTRACT BETWEEN AFFILIATES OF FD AND PARENT

  Certain affiliates of Parent and FD have entered into, or proposed to perform, a number of contracts in the ordinary course of business. IT Corporation, a wholly-owned subsidiary of Parent ("IT") is a subcontractor to Fluor Daniel Fernald, Inc. ("FDF"), a wholly-owned subsidiary of FD. Pursuant to the multi-year subcontract, which was awarded in September 1997, IT anticipates performing in excess of $120 million in remediation services in connection with remediation of the United States Department of Energy's Fernald Environmental Management Project. IT is in negotiation with FDF with respect to additional compensation or work resulting from changed conditions existing at the site. Also with respect to the Fernald facility, IT has been awarded an additional subcontract to perform approximately $305,000 in stabilization testing regarding certain wastes at the facility. In September 1998, IT submitted a competitive bid (but to date has not been awarded a contract) to perform, as a subcontractor to FDF, certain accelerated waste retrieval services at the project, which FDF has publicly estimated to involve between $25 million and $35 million of work. In October 1998 IT submitted a competitive bid (but to date has not been awarded a contract) to perform, as a subcontractor to FDF, additional waste removal, stabilization, and disposal services at the project, which FDF has publicly estimated to involve between $20 million and $25 million of work. In addition, in October 1997, FDF awarded OHM Remediation Services Corp. ("OHMRSC"), an indirect wholly-owned subsidiary of Parent, a subcontract to perform approximately $250,000 in engineering studies at the facility. FDF has an option, which is exercisable until March 1999, to order from OHMRSC approximately $529,000 in remediation services with respect to previously-studied thorium wastes.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) The Board of Directors of the Company, acting on the unanimous recommendation of a Special Committee of independent directors consisting of Allan S. Bufferd and Ernie Green, has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Stockholders, has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

  A copy of a letter to all Stockholders dated November 3, 1998 communicating the recommendation of the Board has been filed as Exhibit 8 to this statement and is incorporated herein by reference.

  (B) BACKGROUND OF THE TRANSACTION: PAST CONTRACTS, TRANSACTIONS AND NEGOTIATIONS WITH PARENT AND PURCHASER.

  Since the acquisition by FD of a majority interest in the Company, the Board of Directors from time to time has evaluated the state of the environmental remediation industry. At a regularly scheduled meeting of the Board of Directors on February 10, 1998, the Board of Directors and certain members of senior management analyzed a number of industry trends and conditions, as well as issues specific to the Company. The Board of Directors also reviewed a report by an outside consulting firm prepared at its direction, as well as other reports by the Company's senior management.

  On March 16 and 17, 1998, the Board of Directors held a regular meeting to, among other things, consider strategic alternatives for the Company. In connection with that purpose, several investment banking firms made presentations to the Board of Directors to serve as the Company's financial advisor.

  The Board of Directors engaged BT Alex. Brown Incorporated ("BT Alex. Brown") as its financial advisor on March 30, 1998 to undertake a review of strategic alternatives, including continued internal growth, acquisitions of or partnering with other companies and a sale to or combination with another company, and to ascertain the parties that may have a potential interest in partnering or combining with or acquiring the Company. BT Alex. Brown presented an initial report to the Board of Directors at a special meeting held April 15, 1998 . Based on this report, the Board of Directors asked BT Alex. Brown to contact parties potentially interested in a partnering arrangement or combination with the Company or an acquisition of the Company. At a special telephonic meeting of the Board of Directors held on May 27, 1998, BT Alex. Brown updated the Board of Directors on its contacts.

  Between April and June 1998 BT Alex. Brown contacted 16 companies, including Parent, in the environmental remediation and consulting and engineering industries. The Company entered into confidentiality agreements with ten companies that expressed preliminary interest, and such companies received non-public information regarding the Company, including certain projected financial information regarding the Company. At a regularly scheduled meeting of the Board of Directors held on June 15, 1998, BT Alex. Brown reported on its contacts with potentially interested parties and noted that those parties that had expressed potential interest in the Company were willing to consider an acquisition but not a partnering arrangement or other strategic alternatives. BT Alex. Brown reported at that Board meeting that it had received only one expression of interest to combine operations with the Company. The Board of Directors instructed BT Alex. Brown to continue discussions with parties initially contacted and to contact additional potentially interested parties.

  Between June and August 1998, BT Alex. Brown contacted six additional companies and the Company entered into confidentiality agreements with and provided non-public information to two additional companies. The Company and Parent entered into the Confidentiality Agreement dated July 28, 1998. During August 1998, two companies, including Parent, conducted due diligence reviews of the Company and met with Mr. Walter C. Barber, President and Chief Executive Officer of the Company, and other members of the Company's senior management to discuss the desirability of combining operations and general approaches to a potential acquisition, to exchange non-public information and to review likely synergies that could be created in a combination. At a special telephonic meeting of the Board of Directors held on August 10, 1998, BT Alex. Brown updated the Board on its discussions with potentially interested parties.

  On September 9, 1998, Parent submitted a non-binding letter of interest outlining a proposed acquisition of the Company (the "September 9 Proposal"). In the September 9 Proposal Parent proposed to acquire all of the issued and outstanding shares of common stock of the Company for aggregate cash in the range of $65 to $70 million. The September 9 Proposal contemplated a tender offer to the Stockholders, which would be conditioned on the ability of Parent to acquire in excess of 50% of the common stock in the tender offer, the continuation of the Existing Marketing Agreement between FD and the Company and agreement on specific due diligence issues in addition to other customary conditions to be contained in a definitive merger agreement. The September 9 Proposal was also subject to Parent's completing a due diligence review of the Company.

  At a regularly scheduled meeting of the Board of Directors held on September 10 and 11, 1998, BT Alex. Brown reported on its contacts with potentially interested parties and advised the Board of Directors regarding Parent's September 9 Proposal. BT Alex. Brown also reported that Parent's proposal was the only written proposal received since June 1998. The Board of Directors discussed the Company's strategic alternatives and the status of discussions with other potentially interested parties. The Board of Directors discussed the September 9 Proposal, including the consideration offered, the express lack of a financing condition for Parent, the extent to which Parent had conducted due diligence, the requirement of the continuation of the Existing Marketing Agreement between FD and the Company, the readiness and ability of Parent to promptly effectuate a transaction and other issues. As a result of this analysis the Board of Directors decided that the best means of maximizing stockholder value and enhancing the competitive position of the Company would be to pursue a sale of the Company. The Board of Directors noted that any proposed sale of FD's majority interest in the Company would require the approval of the disinterested, independent members of the Board of Directors pursuant to the Investment Agreement between FD and the Company. In a telephone conversation with BT Alex. Brown on September 11, 1998, Philip O. Strawbridge, Senior Vice President and Chief Administrative Officer of Parent, indicated a price of $8.00 per Share in the proposed tender offer and Parent's willingness to consider increasing the price to $8.50 per Share if FD would finance a portion of the transaction. They also discussed the possibility of Parent making payments to FD in exchange for certain revenue commitments in a new marketing agreement. BT Alex. Brown reported this conversation to the Board of Directors during the September 11, 1998 meeting. The independent directors separately discussed the September 9 Proposal and, together with the full Board of Directors, instructed BT Alex. Brown to explore several possibilities of increasing the price offered by Parent and eliminating certain conditions set forth in the September 9 Proposal.

  After several telephone conversations between BT Alex. Brown and Mr. Strawbridge regarding terms of a possible transaction and one telephone conversation between management of FD and Parent regarding a possible new marketing agreement, Parent submitted a revised non-binding letter of interest outlining a proposed acquisition of the Company (the "September 16 Proposal"). In the September 16 Proposal, Parent proposed to acquire all of the issued and outstanding Shares for $8.50 per Share in cash in a tender offer to the Stockholders. The September 16 Proposal was expressly conditioned on the ability of Parent to acquire in excess of 50% of the Common Stock, the Company having available at least $19 to $20 million in cash, the making by FD of a $20 million subordinated loan to Parent to be used in financing the acquisition, FD and the Company entering into a new, five-year marketing agreement that would generate certain levels of annual revenues to the Company and Parent, and for which FD would receive annual payments totalling $3 million, and other conditions to be contained in a definitive merger agreement. The September 16 Proposal was also subject to Parent's completing a due diligence review of the Company.

  On September 22, 1998, the Board of Directors held a special telephonic meeting to consider Parent's September 16 Proposal. The Board of Directors discussed several aspects of the September 16 Proposal, including the consideration offered, the request for a subordinated loan from FD to finance part of the acquisition, the extent to which Parent had conducted due diligence, the request for a new marketing agreement between FD and the Company and the readiness and ability of Parent to effectuate a transaction promptly. At the meeting, representatives of FD on the Board of Directors agreed to explore the financing and marketing agreement conditions of the September 16 Proposal with FD. BT Alex. Brown updated the Board of Directors on its contacts with other potentially interested parties and advised the Board of Directors that, except for Parent, no such parties had expressed an interest in acquiring the Company. The Board of Directors was also informed that a proposed draft merger agreement had been received from Parent's counsel. The Board of Directors established the Special Committee, consisting solely of independent, disinterested directors vested with exclusive authority to evaluate Parent's September 16 Proposal, to negotiate with Parent and FD regarding the terms and conditions of the proposed transaction, to determine whether the proposed transaction is fair to, and in the best interests of, the Company and the Stockholders, to make a recommendation to the full Board of Directors with regard thereto and to take other actions related thereto.

  Immediately following the Board of Directors meeting on September 22, 1998, the Special Committee held a meeting to consider the merits of Parent's September 16 Proposal. The Special Committee engaged Testa,

Hurwitz & Thibeault, LLP as legal counsel. The Special Committee discussed issues with certain terms contained in the proposed draft merger agreement and instructed its counsel to negotiate the proposed draft merger agreement with Parent and FD and to report back on the progress of negotiations. Parent's legal counsel and legal counsel for the Special Committee began negotiations regarding the draft merger agreement. The Special Committee met on October 1 and October 2, 1998 to discuss the progress of negotiations with its counsel.

  Between September 22, 1998 and October 5, 1998, representatives of FD and Parent, along with BT Alex. Brown, discussed the possible terms of a loan from FD to Parent and a possible new marketing agreement between FD and the Company following the proposed acquisition. On October 4, 5 and 6, 1998, Mr. David Myers, Group President--Industrial of FD and a director of the Company, and Mr. Strawbridge discussed the loan and the new marketing agreement requested by Parent in its September 16 Proposal. Mr. Strawbridge indicated that, if no loan from FD was possible and the new marketing agreement did not include revenue commitments, Parent would lower the price set forth in the September 16 Proposal to $8.25 per Share and would not pay FD annual payments in connection with the new marketing agreement. During this period, legal counsel for the Special Committee negotiated terms of the proposed merger agreement with FD and legal counsel for Parent, including the Minimum Condition, approval of changes to the Offer after a definitive merger agreement was executed by the parties and several other provisions.

  On October 6, 1998, the Special Committee and the full Board of Directors held meetings to discuss the status of negotiations and the results of FD's discussions with Parent regarding Parent's request for a $20 million loan and a new marketing agreement with FD. Representatives of FD on the Board of Directors informed the members of the Special Committee that FD was unwilling to provide the loan requested by Parent and that FD was unwilling to agree to the commitments that Parent required in a new marketing agreement, as indicated in Parent's September 16 Proposal and subsequent discussions between FD and Parent. Mr. Myers informed the Special Committee and the full Board of Directors of his discussions with Mr. Strawbridge on October 4, 5 and 6, 1998. BT Alex. Brown continued discussions with Mr. Strawbridge, who confirmed Parent's indication of interest to acquire the Company at a price of $8.25 per Share. The Special Committee instructed its counsel and BT Alex. Brown to continue negotiations of the proposed merger agreement with Parent and to report back to the Special Committee. BT Alex. Brown also informed the Special Committee and the full Board of Directors that Mr. Barber had received a letter dated September 30, 1998 from a third party (the "Third Party") expressing a non-binding interest in acquiring all the outstanding shares of the Company, subject to due diligence review of the Company and entering into a definitive agreement (the "Third Party Proposal"). Based on previous contacts with the Third Party, the Board of Directors noted concerns about the Third Party's commitment to, and interest in acquiring all the outstanding shares of the Company, its ability to finance an acquisition at the proposed price and its ability to perform due diligence and enter into a definitive agreement in a reasonable time. However, the Special Committee instructed BT Alex. Brown to arrange and attend a meeting between Mr. Barber and representatives of the Third Party to discuss the Third Party Proposal.

  On October 12, 1998 Mr. Barber and Mr. Jackman met with representatives of the Third Party to discuss the Third Party Proposal. The Third Party's representatives summarized a transaction that would provide only partial liquidity to the Stockholders and that would require outside financing. Mr. Jackman requested that the Third Party provide the Company a written summary of its proposal. On October 15, 1998, Mr. Jackman received a call from a representative of the Third Party informing him that the Third Party would further revise its proposal as discussed at the October 12 meeting to provide for the acquisition of all of the outstanding Shares for cash (the "Revised Third Party Proposal"), and Mr. Jackman requested a written summary of the proposal for the consideration of the Board of Directors.

  On October 20, 1998, the Special Committee and the full Board of Directors held meetings to discuss the status of negotiations with Parent regarding the Merger Agreement and Amended Marketing Agreement. BT Alex. Brown also informed the Board of Directors of the October 12 meeting with representatives of the Third Party and that BT Alex. Brown had not yet received a summary of any Revised Third Party Proposal.

  Counsel for the Special Committee continued to negotiate the proposed draft merger agreement with Parent's legal counsel, and FD and Parent continued to negotiate the proposed marketing agreement through

October 27, 1998. The changes finally agreed upon in respect of the Merger Agreement included: (i) imposing as a condition to the Offer the Minimum Condition, which requires a majority of the Shares not held by FD to be tendered, (ii) reducing the fees payable by the Company to Parent on certain terminations of the Merger Agreement from $2,500,000 to $1,500,000 (plus reimbursement of expenses of up to $400,000); (iii) requiring the approval of the Special Committee for certain changes to or conditions of the Offer; and
(iv) eliminating a provision prohibiting the Company from entering into an agreement with a third party that was more favorable to the Stockholders unless it first provided Parent the opportunity to make an offer at least as favorable as such third party offer. As agreed between Parent and FD, no annual payments are to be made by Parent to FD and no revenue commitments are made by FD under the final Amended Marketing Agreement.

  On October 23, 1998, BT Alex. Brown received a further revised proposal from the Third Party (the "Further Revised Third Party Proposal") expressing a non-binding interest to acquire all the outstanding Shares of the Company at an estimated range of $7 and $9 per Share, subject to, among other things, financing, further due diligence review of the Company and entering into a definitive agreement.

  On October 26, 1998, Parent advised the Company that it had received the necessary consent from its lender to enter into the Merger Agreement and consummate the Offer, and that it had completed its selective due diligence. Parent further advised the Company that it was prepared to immediately commence and diligently complete all regulatory and governmental filings necessary to effectuate a transaction and was prepared to execute the Merger Agreement and Amended Marketing Agreement.

  On the afternoon of October 27, 1998, the Special Committee and the full Board of Directors held a special telephonic meeting with legal counsel to the Special Committee, legal counsel to FD and representatives of BT Alex. Brown participating, and discussed the Further Revised Third Party Proposal and the status of negotiations with Parent regarding the proposed transaction, including the Amended Marketing Agreement. Legal counsel to the Special Committee reviewed the Further Revised Third Party Proposal and the terms of the Merger Agreement. Legal counsel to FD reviewed the terms of the proposed Amended Marketing Agreement. BT Alex. Brown then presented a review of its financial analysis of the proposed tender offer of $8.25 per Share for all Shares and then presented its opinion to the Special Committee and the full Board of Directors that the consideration to be received in the proposed transaction was fair from a financial point of view to the Stockholders, other than FD, Parent or any affiliate either thereof (the "Public Stockholders"). At the conclusion of the presentation by BT Alex. Brown, the FD representatives on the Board of Directors informed the Special Committee that, other than the Amended Marketing Agreement and other than existing contractual arrangements made in the ordinary course of business, there were no agreements or understandings between FD and Parent.

  The Special Committee then held a separate meeting without representatives of FD present, reviewed the Further Revised Third Party Proposal and determined it was not in the best interests of the Stockholders to delay entering into the Merger Agreement with Parent given, among other things, the conditions that proposal contained regarding financing, the proposed schedule of due diligence and the need to negotiate a definitive agreement. Legal counsel to the Special Committee discussed the Committee's fiduciary duties in reviewing and approving the proposed transaction with Parent. The Special Committee determined that, based on the opinion of BT Alex. Brown as to the fairness of the consideration from a financial point of view to the Public Stockholders and all other relevant factors in relation to the proposed transaction with Parent, it would recommend that the full Board of Directors approve the transaction as in the best interests of the Company and the Stockholders.

  After the separate meeting of the Special Committee, the full Board of Directors continued its meeting. The Special Committee discussed with the Board of Directors its review of the terms and conditions of the proposed transaction with Parent and the Further Revised Third Party Proposal. At the conclusion of those discussions and upon the unanimous recommendation of the Special Committee, the Board of Directors unanimously voted to approve the Merger Agreement and the Amended Marketing Agreement and to terminate discussions with the Third Party (as required by the Merger Agreement).

  Following the Board of Directors meeting, the Special Committee's legal counsel and Parent's legal counsel continued the final negotiation of the transaction documents. The Merger Agreement and Amended Marketing

Agreement were executed on the evening of October 27, 1998, and press releases were issued by the parties announcing the execution of the Merger Agreement on the morning of October 28, 1998. The text of the press releases have been filed as Exhibit 9 to this statement and are incorporated herein by reference.

  Reference is made to the Offer to Purchase for a description of the matters considered by Parent in connection with the transaction.

  REASONS FOR THE RECOMMENDATIONS; FACTORS CONSIDERED BY THE BOARD OF
DIRECTORS

  At the meetings held on October 27, 1998, the Special Committee and the full Board of Directors unanimously approved the Merger Agreement, and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Stockholders, and the Board of Directors resolved to recommend that Stockholders accept the Offer and tender their Shares. In making such recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Special Committee and the full Board of Directors considered a number of factors, including, but not limited to, the following:

    (i) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $8.25 per Share for all outstanding Shares to be followed by a merger for the same consideration;

    (ii) the fact that neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has possession of, or has available to it under existing lines of credit, sufficient funds available to consummate the Offer and the Merger and the transactions contemplated thereby;

    (iii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various risks and uncertainties associated with those prospects, including the Company's competitive environment;

    (iv) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

    (v) the fact that the only proposal to acquire the Company, other than the proposed transaction with Parent, received by the Company was the Further Revised Third Party Proposal, that the price range of that proposal only partially exceeded $8.25 per Share, and the directors' view that the uncertainties of that proposal regarding financing conditions, due diligence to be performed by the Third Party and the need to negotiate a definitive agreement made such proposal materially inferior to the Merger Agreement and the transactions contemplated thereby;

    (vi) the current environmental services industry trend toward increasing price competition and consolidation, and management's belief that the Company's core environmental remediation market will be controlled by large providers in the near future, which are likely either to acquire the Company's competitors or to gain more work from the Company's customers, and the assumption that this development would be extremely detrimental to the Company;

    (vii) the fact that the $8.25 per Share to be paid in the Offer and as the consideration in the Merger represents: a premium of approximately 50.0% over the closing sale price of $5.50 per Share on September 29, 1998, approximately four weeks prior to the execution of the Merger Agreement; and a premium of approximately 37.5% over the $6.00 closing sale price for the Shares on the Nasdaq National Market on October 26, 1998, the last trading day prior to the execution of the Merger Agreement;

    (viii) current financial market conditions, and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

    (ix) the high likelihood that the proposed acquisition would be consummated in light of the experience, reputation and financial capabilities of Parent, and the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on the Company's sales and operating results;

    (x) the financial presentation of BT Alex. Brown made on October 27, 1998 and the written opinion received by the Company from BT Alex. Brown on October 27, 1998 to the effect that as of that date, and based upon its review and analysis and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Stockholders pursuant to the Merger Agreement, the Offer and the Merger is fair to the Public Stockholders from a financial point of view. A copy of the written opinion dated October 27, 1998 of BT Alex. Brown, which sets forth the assumptions made, procedures followed, other matters considered and limits of the review by BT Alex. Brown, is attached hereto as Annex B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

    (xi) the fact that the Company had carefully considered over several months a full range of options, including acquiring smaller companies, merging with similar-sized companies, or being acquired by an existing environmental services firm, and that no other compelling opportunities of these kinds became evident; the Board of Directors concluded, after a more than seven month effort to canvass the market for merger and acquisition possibilities that would maximize value for the Stockholders, that there was not likely to be another financially capable potential acquirer who would be interested in acquiring the Company on more attractive terms; and

    (xii) the fact that, under the terms of the Merger Agreement, prior to consummation of the Offer, the Board of Directors may approve a superior proposal to be acquired by a third party if the Board of Directors has determined in good faith, after taking into consideration advice of its outside legal counsel, that such approval is likely to be required in order for its members to comply with their fiduciary duties under applicable law, and further provided that the Company shall have paid a break-up fee and termination expenses of a total of $1,900,000 to Parent.

  The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  On March 30, 1998, the Company engaged BT Alex. Brown to perform certain financial advisory and investment banking services.

  Pursuant to a letter agreement dated March 30, 1998 between the Company and BT Alex. Brown, the Company, as compensation for financial advisory services rendered by BT Alex. Brown, agreed to pay BT Alex. Brown (i) $50,000 upon execution of such letter agreement, (ii) $218,225 if the Company requests and BT Alex. Brown delivers an opinion on the fairness of the terms of a possible Transaction (defined as one or a series of transactions, including, but not limited to, transactions of the type contemplated in the Merger Agreement),
(iii) $100,000 if the Company requests and BT Alex. Brown delivers an additional opinion with respect to amended or revised offers and (iv) $872,900, if a Transaction is consummated with the Company, less the amount of any fees paid pursuant to clauses (i) and (ii). In the event a Transaction is not consummated within 12 months of the date of the letter agreement, the Company agreed to pay BT Alex. Brown an advisory fee of $200,000. In addition, the Company agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company also agreed to indemnify BT Alex. Brown and its affiliates and their directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries, has effected any transaction in the Company's securities in the past 60 days.

  (b) To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also Stockholders presently intend either to tender their Shares in the Offer or vote in favor of the Merger.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under the heading "Merger Agreement--Acquisition Proposals" in Item 3 above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

  (b) Except as described in this statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders following the purchase by Purchaser, pursuant to the Offer, of the number of shares representing not less than the number of Shares that will satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

                                 EXHIBIT INDEX

 Exhibit 1 Agreement and Plan of Merger dated as of October 27, 1998 among
           Parent, Purchaser, the Company and FD.
 Exhibit 2 Amended and Restated Marketing Agreement dated as of October 27,
           1998, between and among the Company, FD and Parent.
 Exhibit 3 Excerpt from the Company's Proxy Statement dated as of February 28,
           1998 (inclusive of pages 2-4 and 6-12 thereof).
 Exhibit 4 Fluor Daniel GTI, Inc. Senior Executive Severance Plan.
 Exhibit 5 Settlement and Release Agreement dated as of September 11, 1998, by and between Walter C. Barber and the Company.
 Exhibit 6 Intercompany Services Agreement, dated as of October 27, 1998, between Parent, the Company and FD.
 Exhibit 7 Confidentiality Agreement dated as of July 28, 1998 between the
           Company and Parent.
 Exhibit 8 Letter, dated November 3, 1998, from the Chairman of the Board and the President of the Company to the stockholders of the Company concerning the Offer.
 Exhibit 9 Joint Press Release of the Company and FD, and Press Release of
           Parent, each dated October 28, 1998.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FLUOR DANIEL GTI, INC.

                                             /s/ Walter C. Barber
                                          By: _________________________________
                                            Walter C. Barber
                                            President, Chief Executive
                                            Officer, and Director

Dated: November 3, 1998

                                                                        ANNEX A

FLUOR DANIEL GTI, INC.
100 River Ridge Drive
Norwood, MA 02062

                        INFORMATION STATEMENT PURSUANT
                  TO SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                   NO VOTE OR OTHER ACTION OF THE COMPANY'S
                  STOCKHOLDERS IS REQUIRED IN CONNECTION WITH
               THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
       SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

  This Information Statement, which is being mailed on or about November 3, 1998 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by International Technology Corporation, a Delaware corporation doing business as The IT Group, Inc. ("Parent"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of October 27, 1998 (the "Merger Agreement") among the Company, Fluor Daniel, Inc., a California corporation ("Fluor Daniel"), Parent and Tiger Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser").

  Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on November 3, 1998 to purchase all of the issued and outstanding Common Stock at a price of $8.25 per share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated November 3, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 2, 1998, unless extended. The Offer is subject to, among other things, the condition that a number of shares representing all of the shares owned by Fluor Daniel and at least a majority of issued and outstanding shares not owned by Fluor Daniel be validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger of Purchaser with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each share issued and outstanding immediately prior to the Effective Time (other than shares held by Parent, by Purchaser, in the treasury of the Company or by any subsidiary of Parent, Purchaser or the Company, all of which will be canceled, and other than shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $8.25.

  The Merger Agreement provides that promptly upon acceptance by Purchaser of Common Stock pursuant to the Offer, if the Minimum Condition has been met, Parent will have the right to designate four of the six authorized directors of the Company (the "Parent Designees"); Walter C. Barber, David L. Myers and Ronald G. Peterson will resign as directors of the Company (J. Michal Conaway resigned as a director effective August 1998); and Allan S. Bufferd and Ernie Green will continue as directors of the Company (the "Continuing Directors"). The Continuing Directors will take effective action to appoint the Parent Designees to the Board. The Continuing Directors will remain on such Board until the Effective Time (as defined in the Merger Agreement) or, if the same will not serve as Continuing Directors, the Company will use reasonable efforts to ensure that the Board has at least two members who are not officers, stockholders, designees or affiliates of Parent of Fluor Daniel. If the size of the Board is enlarged, the Company will take steps to ensure that a proportionate number of Parent Designees remain on such Board.

  Following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent (or if there are two or fewer members who are not Parent Designees, the concurrence of at least one director who is not a Parent Designee) if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent and Purchaser are located at 2790 Mosside Boulevard, Monroeville, PA 15146-2792.

                                    GENERAL

  The Common Stock is the only class of voting securities of the Company outstanding. Each share is entitled to one vote. As of October 19, 1998, there were 8,411,766 shares of Common Stock issued and outstanding.

                             THE PARENT DESIGNEES

  The Merger Agreement provides that, promptly upon acceptance by Parent of Common Stock pursuant to the Offer, if the Minimum Condition has been met, Parent will have the right to designate four of the six authorized directors of the Company. The Schedule 14D-1 states that the Parent Designees are Anthony J. DeLuca, Philip O. Strawbridge, James G. Kirk and James R. Mahoney. It is expected that the Parent Designees will assume office following the purchase by Purchaser of such number of shares of Common Stock that satisfies the Minimum Condition, which purchase cannot be earlier than December 3, 1998, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

  Biographical information concerning each of the Parent Designees is presented below.

PARENT DESIGNEES

Anthony J. DeLuca, Age 51

  Mr. DeLuca was named Chief Executive Officer and President as of July 1997. Mr. DeLuca was President and acting Chief Executive Officer from July 1996 to July 1997. Mr DeLuca has been a director of Parent since July 1996. Prior thereto, Mr. DeLuca had been Senior Vice President and Chief Financial Officer of Parent since March 1990. Before joining the Parent Mr. DeLuca had been a senior partner at the public accounting firm Ernst & Young LLP.

Philip O. Strawbridge, Age 43

  Mr. Strawbridge joined Parent through the merger with OHM in May 1998 as Senior Vice President and Chief Administrative Officer, a position he has held since March, 1997. Mr. Strawbridge joined OHM Corporation in February 1996 as Senior Vice President, Chief Financial and Administrative Officer and was given the additional responsibility of President of OHM's wholly-owned subsidiary OHM Energy Services in October, 1996. Prior to joining OHM, Mr. Strawbridge was employed by Fluor Corporation from 1988 to 1996 in various managerial capacities including Senior Director of Contracts and Compliance and acting Vice President of Fluor Daniel Fernald. From 1976 to 1988, Mr. Strawbridge was employed by the U.S. Government in various management and executive capacities.

James G. Kirk, Age 59

  Mr. Kirk, who joined Parent as General Counsel, Eastern Operations, in 1991, was named Vice President, General Counsel and Secretary in September 1996. Prior to joining Parent, Mr. Kirk served as Vice President and General Counsel for Limbach Constructors from 1978 to 1991. From 1973 to 1978, Mr. Kirk was Assistant General Counsel for Dravo Corporation.

James R. Mahoney, Age 59

  Mr. Mahoney, who joined Parent in January 1991 as Senior Vice President and Director of Technology was named Senior Vice President, Corporate Development and Sales in April 1992; Senior Vice President, Technical Operations and Corporate Development in March 1995; and Senior Vice President, Consulting and Ventures and Corporate Development in July 1996. Prior to joining the Parent, Mr. Mahoney was Director of the National Acid Precipitation Assessment Program, a U.S. government research and assessment program, from 1988 to 1991. From 1984 to 1987, Mr. Mahoney served in various environmental managerial capacities with Bechtel Group, Incorporated, a major engineering and construction firm.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information as of October 19, 1998 concerning the ownership of Common Stock by each current member of the Board of Directors, each of the executive officers named in the Summary Compensation Table included in this Information Statement, all current directors and executive officers of the Company as a group and each stockholder known by the Company to be the beneficial owner of more than 5 percent of its outstanding Common Stock. Except as otherwise noted, the persons or entities identified have sole voting and investment power with respect to such shares. As of October 19, 1998, none of the Parent Designees owned any shares of the Company's Common Stock.

                                                   AMOUNT AND NATURE
                                                     OF BENEFICIAL   PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER**                 OWNERSHIP       CLASS
--------------------------------------             ----------------- ----------
Ronald G. Peterson...............................          1,000           *
David L. Myers...................................            750           *
Walter C. Barber.................................        173,236(1)      2.0%
Allan S. Bufferd.................................         13,253(2)        *
Ernie Green......................................          6,817           *
J. Steven Paquette...............................         35,815(3)        *
David L. Backus..................................          3,215(4)        *
Glenn V. Batchelder..............................         52,636(5)        *
Anne Nolan.......................................         12,476(6)        *
All Current Directors and Executive Officers as a
 group (10 persons)..............................        302,707(7)      3.6%
Fluor Daniel, Inc.
 3353 Michelson Drive
 Irvine, CA 92698................................      6,168,970(8)     60.8%
The TCW Group, Inc.
 865 South Figueroa Street
 Los Angeles, CA 90017...........................        464,053(9)      5.6%

--------
  * Represents beneficial ownership of less than 1 percent of the Company's outstanding Common Stock.
 ** Addresses are given for beneficial owners of more than 5 percent of the outstanding Common Stock only.
(1) Includes 142,785 shares subject to options under the Company's 1997 Stock Plan which are exercisable at October 19, 1998, or within 60 days thereafter.
(2) Includes 12,213 shares subject to options under the Company's Amended and Restated 1995 Director Plan exercisable at October 19, 1998, or within 60 days thereafter. The Massachusetts Institute of Technology ("M.I.T.") owns 12,964 shares with respect to which Mr. Bufferd has voting and investment power by virtue of his position as Deputy Treasurer and Director of Investments of M.I.T., subject to the policies and procedures of the Investment Committee of M.I.T. Mr. Bufferd disclaims beneficial ownership of such shares.
(3) Includes 34,744 shares subject to options granted under the Company's 1997 Stock Plan which are exercisable at October 19, 1998, or within 60 days thereafter.
(4) Includes 1,000 shares subject to options granted under the Company's 1997 Stock Plan which are exercisable at October 19, 1998, or within 60 days thereafter.
(5) Includes 52,365 shares subject to options granted under the Company's 1997 Stock Plan which are exercisable at October 19, 1998, or within 60 days thereafter. Includes 116 shares owned by Mr. Batchelder's spouse. Mr. Batchelder is deemed to be the beneficial owner of such shares.
(6) Includes 11,960 shares subject to options granted under the Company's 1997 Stock Plan which are exercisable at October 19, 1998, or within 60 days thereafter.
(7) Includes 265,381 shares subject to options granted under the Company's 1997 Stock Plan and Amended and Restated 1995 Director Plan which are exercisable at October 19, 1998, or within 60 days thereafter.
(8) On May 10, 1996 (the "Closing Date") the Company closed a series of transactions (the "Fluor Daniel Transactions") pursuant to which it issued to Fluor Daniel 4,400,000 shares of Common Stock (the "FD Shares"). On December 11, 1996, the Company granted Fluor Daniel an option to purchase shares of Common Stock, which option was adjusted pursuant to the Fluor Daniel Transactions to represent the right to purchase 1,768,970 shares of Common Stock at a purchase price of $13.1274 per share, which is exercisable between December 11, 1996 and December 11, 1998.
(9) According to a Schedule 13G received by the Company, these shares may also be deemed owned by Robert Day, an individual who may be deemed to control The TCW Group, Inc., and other holders of the Common Stock of the Company. Mr. Day's address is 200 Park Avenue, Suite 2200, New York, NY 10166.

                        THE CURRENT BOARD OF DIRECTORS

  Pursuant to the Investment Agreement dated December 11, 1995, as amended, between the Company, Fluor Daniel and a subsidiary of each of the Company and Fluor Daniel (the "Investment Agreement"), Fluor Daniel has agreed (a) until April 30, 1999, to vote all Common Stock owned by it in favor of fixing the size of the Board at not more than seven and in favor of not less than three Independent Directors, and (b) until the annual stockholders' meeting of the Company (or written consent in lieu thereof) held in 1998, to vote all shares of Common Stock owned by it in favor of Allan S. Bufferd and Robert P. Schechter in any election of members of the Board. Under the Investment Agreement, an "Independent Director" is defined as a director who is not (apart from such directorship) (i) an officer, affiliate, employee, principal stockholder, consultant or partner of Fluor Daniel or any affiliate of Fluor Daniel or of any entity that was dependent upon Fluor Daniel or any affiliate of Fluor Daniel for more than three percent of its revenues or earnings in its most recent fiscal year, (ii) an officer, employee, consultant or partner of the Company or any affiliate of the Company or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon the Company or any affiliate of the Company for more than three percent of its revenues or earnings in its most recent fiscal year (unless agreed to in writing by Fluor Daniel) or (iii) an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of Fluor Daniel or any of its affiliates (unless agreed to in writing by Fluor Daniel) or of the Company or any of its affiliates.

  There are presently five directors and one vacancy on the Board. The directors of the Company are Ronald G. Peterson, Walter C. Barber, Allen S. Bufferd, Ernie Green and David L. Myers.

  Mr. Bufferd and Mr. Green have served as the Independent Directors since May 10, 1996. Effective December 31, 1996, Mr. Schechter resigned as a director of the Company. Although the Board initiated a search to find a replacement Independent Director, a suitable candidate was not identified, and only two Independent Directors currently serve.

  On December 22, 1995, the Company entered into an employment agreement with Walter C. Barber pursuant to which, among other things, the Company is obligated to employ Mr. Barber as a director until May 10, 1999, and which is described more fully on page A-9 of this Information Statement. See also "Walter C. Barber's Settlement and Release Agreement" on page A-11 of this Information Statement.

OCCUPATIONS OF CURRENT DIRECTORS

Ronald G. Peterson, Age 53

  Mr. Peterson has been Chairman of the Board since December 8, 1997, and has been a Director since May 19, 1997. He has been Group President--Government, Environmental and Telecommunications of Fluor Daniel since March 1997. From April 1995 through March 1997, he served as President, Government Services Operating Company of Fluor Daniel. From 1990 to 1995, he served as Vice President and General Manager, Space and Strategic Propulsion Business Unit of Alliant Techsystems.

Walter C. Barber, Age 57

  Mr. Barber has been a Director of the Company since 1989 and served as Chairman from 1993 to May 1996. Mr. Barber has served as President and Chief Executive Officer since joining the Company in 1989. From 1983 to 1989, Mr. Barber was Vice President of Environmental Management and Administration of Chemical Waste Management Inc., a hazardous waste management services company. Previously, Mr. Barber was Director of Research and Technology Development for the Uranium Mill Tailings Project of Jacobs Engineering Group, Inc., an engineering and construction firm. Mr. Barber was also an executive with the U.S. Environmental Protection Agency, holding positions as its Director of the Office of Air Quality Planning and Standards and as Director of the Standards and Regulations Division.

Allan S. Bufferd, Age 60

  Mr. Bufferd has been a Director of the Company since 1988. Since 1986 Mr. Bufferd has been the Deputy Treasurer and Director of Investments of the Massachusetts Institute of Technology ("M.I.T."). In such capacity Mr. Bufferd manages the assets of M.I.T.'s endowment and pension funds. Prior to 1986, Mr. Bufferd served as the Associate Treasurer and Recording Secretary of M.I.T. In that position he was primarily responsible for private placements and international and venture capital investments of M.I.T.'s endowment and pension assets. Mr. Bufferd is also a Director of Massbank Corp., and he serves as a Trustee of Wheelock College and of the Whiting Foundation, and as Vice Chairman of the Board of the Beth Israel Deaconess Medical Center (Boston).

Ernie Green, Age 59

  Mr. Green has been a Director of the Company since May 10, 1996, when Fluor Daniel acquired a majority interest in the Company. He is founder, President and Chief Executive Officer of EGI, Inc., a manufacturer of automotive components. He is also President of Florida Engineering, Inc., a subsidiary of EGI. Mr. Green is a Director of Acordia, Inc., Bank One, Dayton, N.A., DPL, Inc., Duriron Company, Inc., and Eaton Corporation.

David L. Myers, Age 51

  Mr. Myers has been a Director of the Company since May 10, 1996, when Fluor Daniel acquired a majority interest in the Company, and served as Chairman until December 8, 1997. Since March 29, 1997, Mr. Myers has served as Group President--Industrial, of Fluor Daniel. From July 1994 to March 1997, he served as President, Environmental Strategies of Fluor Daniel. From 1984 until July 1994, he served as Fluor Daniel's Vice President of Business Units and of various other Fluor Daniel subsidiaries.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The Board held 13 meetings during the fiscal year ended October 31, 1998 ("Fiscal Year 1998"). Each of the Directors attended at least 75% of the meetings of the Board and of each Committee on which he serves. The Board has two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee, of which Messrs. Bufferd (Chairman), Green, Myers and Peterson are currently members, oversees the accounting and tax functions of the Company, including matters relating to the appointment and activities of the Company's auditors. The Audit Committee met three times during Fiscal Year 1998. The Compensation Committee, of which Messrs. Green (Chairman), Bufferd, Myers and Peterson are currently members, reviews and makes recommendations concerning executive salaries, bonuses and the Company's stock plans. The Compensation Committee met three times during Fiscal Year 1998. The Board does not currently have a standing nominating committee. On September 22, 1998, the Board established a Special Committee, of which Messrs. Bufferd and Green are the only members. The Special Committee was established to evaluate and negotiate the terms and conditions of the transactions with Parent that were finally contained in the Merger Agreement and to provide a recommendation to the Board with respect thereto. The Special Committee met five times during Fiscal Year 1998.

                            EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION SUMMARY

  The following table sets forth information concerning compensation for services in all capacities to the Company and its subsidiaries during Fiscal Year 1998, the fiscal year ended October 31, 1997, the six-month interim fiscal year ended October 31, 1996 (the "Interim Fiscal Year"), and the fiscal year ended April 30, 1996 of those persons who were, at October 31, 1998, the Company's Chief Executive Officer and its other four most highly compensated executive officers (collectively, the "named executive officers"):

                          SUMMARY COMPENSATION TABLE

                         ANNUAL COMPENSATION           LONG TERM COMPENSATION
                         ---------------------    ----------------------------------
                         YEAR  SALARY  BONUS      RESTRICTED    STOCK      OTHER
  NAME AND PRINCIPAL     (1)     ($)   ($) (2)      STOCK      OPTIONS  COMPENSATION
POSITION IN FISCAL YEAR                           AWARDS($)     (#) (3)    ($) (4)
-----------------------  ----  ------- -------    ----------   -------- ------------
Walter C. Barber.......  1998  260,000 91,000            0      10,000         --
 President and Chief
  Executive Officer      1997  260,000 15,000            0       8,500     17,138
                         1996A 125,428      0            0           0      2,257
                         1996  260,000 78,000(5)   247,500(6)   77,700      6,243
J. Steven Paquette.....  1998  155,000 66,000            0       7,500         --
 Vice President and
  General Manager,       1997  148,462 10,000            0       7,000     86,287(7)
 South Region            1996A  67,716      0            0           0      1,263
                         1996  140,000 40,000            0      25,900     19,307(8)
Glenn V. Batchelder....  1998  155,000 66,000            0       7,500         --
 Vice President and
  General Manager,       1997  135,000 10,000            0       5,000     15,202
 North Region            1996A  67,500      0            0           0      2,043
                         1996  135,000 30,000            0      15,000      4,664
Anne Nolan.............  1998  140,000 54,000            0       6,000         --
 Vice President,
  Business               1997  128,462 10,000            0       4,000     15,129
 Administration          1996A  60,000      0            0           0      1,747
                         1996  113,077 22,000            0      10,000      3,702
David L. Backus(9).....  1998  163,000 66,000            0      12,500         --
 Vice President and
  General Manager,       1997  126,353 37,500            0           0         --
 West Region             1996A  86,852      0            0           0         --

--------
(1) Information regarding the Interim Fiscal Year is set forth in the row headed "1996A".
(2) Amounts included in "Bonus" for Fiscal Year 1998 are target amounts only. Fiscal Year 1998 ended on October 31, 1998 and information needed to calculate actual bonus amounts for Fiscal Year 1998 was therefore not available in time for this filing. All bonus amounts included in Fiscal Year 1997 and prior fiscal years are actual amounts based on service during such fiscal year, although paid in the subsequent fiscal year.
(3) Options granted during Fiscal Year 1998 were granted pursuant to the Company's 1997 Stock Plan. Pursuant to the Fluor Daniel Transactions, all outstanding options granted in the 1996 Fiscal Year and prior thereto were adjusted, and the table sets forth the adjusted options.
(4) At the time of the mailing of this statement, this information was not known for Fiscal Year 1998, however, "Other Compensation" included compensation benefits paid to these officers in the past including: health insurance offsets, Company contributions to defined contribution plans, discounted employee stock purchases, benefits attributable to Company-provided life insurance policy, vacation cash outs, cash surrender value of life insurance policies, and attendance awards.
(5) Mr. Barber's bonus was paid 50% in cash ($39,000) and 50% in stock (3,714 shares of Common Stock, valued at $10.50 per share on June 10, 1996).
(6) Represents the dollar value on June 27, 1995, the award date, of an award to Mr. Barber of 20,000 shares of restricted Common Stock. On such date, the fair market value of the Common Stock was $12.375. Restrictions with respect to 100% of these shares lapsed upon the change of control of the Company pursuant to the Fluor Daniel Transactions described elsewhere in this Information Statement. If a change of control had not occurred, restrictions on these shares would have lapsed on September 19, 2002, or earlier in the event certain operating performance targets for the Company were met. The amount ultimately realized by Mr. Barber in respect of these shares depends upon the value of the shares when he sells them. No other executives in the Company hold restricted shares.
(7) Includes $70,168 for relocation expenses.
(8) Includes $16,219 in 1996 relating to forgiveness of a loan. Upon hiring Mr. Paquette in February 1993, the Company agreed to continue a loan he received from his previous employer for relocation expenses, which was required to be repaid when he left to join the Company.
(9) Mr. Backus was not employed by the Company prior to Fiscal Year 1998. From June 1996 until October 1997, while Mr. Backus was employed by Fluor Daniel, the Company reimbursed Fluor Daniel for services he performed for the Company in his position as Vice President and General Manager, West Region. The amounts indicated for fiscal years 1997 and 1996A were paid by the Company to Fluor Daniel.

                                 STOCK OPTIONS

  The following table contains information concerning the grant of stock options made during Fiscal Year 1998 under the Company's long-term incentive program to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                          NUMBER OF   PERCENT OF                           RATES OF STOCK PRICE
                         SECURITIES  TOTAL OPTIONS                           APPRECIATION FOR
                         UNDERLYING   GRANTED TO                              OPTION TERM (3)
                           OPTIONS   EMPLOYEES IN     EXERCISE     EXPIRATION ---------------------
          NAME           GRANTED (#)  FISCAL YEAR  PRICE ($/SH)(2)    DATE     5% ($)     10% ($)
          ----           ----------- ------------- --------------- ---------- ---------- ----------
Walter C. Barber........   10,000         9.2           6.375        6/15/05      25,953     60,481
J. Steven Paquette......    7,500         6.9           6.375        6/15/05      19,464     45,361
Glenn V. Batchelder.....    7,500         6.9           6.375        6/15/05      19,494     45,361
Anne Nolan..............    6,000         5.5           6.375        6/15/05      15,572     36,288
David L. Backus.........    5,000         4.6           9.375       12/04/04      19,464     44,471
                            7,500         6.9           6.375        6/15/05      19,464     45,361

--------
(1) As a matter of policy, no SARs were granted to any of the named executive officers.
(2) Options were granted with an exercise price equal to the fair market value of the underlying Common Stock on the date of grant. The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.
(3) Assumed annual appreciation rates are set by the SEC and are not a forecast of future appreciation. The actual realized value depends on the market value of the Company's Common Stock on the exercise date, and no gain to the optionees is possible without an increase in the price of the Company's Common Stock. All assumed values are pre-tax and do not include dividends.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information regarding options exercised by the named executive officers during Fiscal Year 1998, as well as the number of shares covered by all exercisable and non-exercisable stock options held by these individuals at year-end.

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                       OPTIONS AT FISCAL       THE-MONEY OPTIONS AT
                            SHARES                       YEAR-END (#)         FISCAL YEAR-END ($)(1)
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
          NAME           EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Walter C. Barber........       0            0        141,085      63,637           0        16,800
J. Steven Paquette......       0            0         33,344      25,403           0        12,600
Glenn V. Batchelder.....       0            0         51,365      21,213           0        12,600
Anne Nolan..............       0            0         10,512      15,676           0        10,080
David L. Backus.........       0            0              0      12,500           0        12,600

--------
(1) The value of unexercised in-the-money options at year-end assumes a fair market value for the Company's Common Stock of $8.055, the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on October 30, 1998 (the last business day before the end of Fiscal Year 1998).

                               LONG-TERM AWARDS

  The following table provides information with respect to the named executive officers concerning cash incentive awards made during fiscal 1997 under the Company's Executive Compensation Program. Each award under the Company's Executive Compensation Program represents the right to receive an amount in cash if earnings targets for a specified period, as established by the Compensation Committee, are achieved. If earnings fall below the threshold amount, no award is payable. If earnings fall between the threshold amount and the target amount or between the target amount and the maximum amount then the amount of the award is prorated accordingly. In addition, an individual performance factor multiplier of from 0 to 2.0 will adjust the actual award level. No payments were made under the Executive Compensation Program in Fiscal Year 1998.

           EXECUTIVE COMPENSATION PROGRAM-AWARDS IN LAST FISCAL YEAR

                                                       ESTIMATED FUTURE PAYOUTS
                                          PERFORMANCE   UNDER NON-STOCK PRICE-
                                           OR OTHER        BASED PLANS ($)
                                         PERIOD UNTIL  ------------------------
                                         MATURATION OR           MIDDLE
     NAME                                   PAYOUT     THRESHOLD TARGET MAXIMUM
     ----                                ------------- --------- ------ -------
Walter C. Barber........................    3 years     15,750   63,000 126,000
J. Steven Paquette......................    3 years     12,000   48,000  96,000
Glenn V. Batchelder.....................    3 years     10,500   42,000  84,000
Anne Nolan..............................    3 years      7,500   30,000  60,000
David L. Backus.........................    3 years      4,000   16,000  32,000

                             EMPLOYMENT AGREEMENTS

  In December 1995 the Board of Directors determined that the Fluor Daniel Transactions posed significant personal uncertainty to certain key employees who were important to either the consummation and implementation of the Fluor Daniel Transactions, or the realization of the anticipated benefits of the affiliation with Fluor Daniel and the conduct of the Company's business after the Fluor Daniel Transactions, or both. For that reason, the Company entered into employment agreements with certain of its employees, including all of the named executive officers other than Mr. Backus.

  The employment agreements provide that the named executive officer shall be employed with the Company for a designated period (the "Employment Period"), which for all executive officers other than Walter C. Barber, expired May 10, 1998. The Employment Period for Mr. Barber expires May 10, 1999. In general, the employment agreements specify that the named executive officer is to remain employed in a position having comparable responsibilities as that held by the individual on the date of the relevant employment agreement at a salary no lower than the salary payable to the individual on that date, except that Mr. Barber's employment agreement specifies that he be employed as the Chief Executive Officer and as a member of the Board of Directors of the Company. The employment agreements of the other named executive officers state, however, that organizational changes resulting in reassignments or changes in reporting relationships are to be expected and will not by themselves result in a breach of their employment agreements. The employment agreements also provide that the Company will not require the named executive officers to relocate as a condition of continued employment except where relocation is reasonably required by a customer in connection with long-term work for such customer. The employment agreements also provide, however, that the employee consider in good faith any request by the Company to relocate, and contain an acknowledgment by the employee that employment may entail substantial travel, which travel shall not constitute a breach of the employment agreements.

  The employment agreements further provide that the Company may terminate the named executive officer's employment prior to the end of the Employment Period without cause upon thirty days' prior written notice. In the event of a termination without cause, the named executive officer will be entitled to the greater of (a) salary at a rate equal to the employee's salary at the time of termination for the duration of the Employment Period, plus continued payment by the Company of its portion of all health benefits (so long as the named executive officer elects to continue benefits and continues to pay his share of the cost of such benefits) or (b) all amounts payable to the employee under the Company's severance plan as in effect on the date of such termination. In addition, on the date of such termination (x) all stock options held by the named executive officer will automatically become fully exercisable in accordance with their terms and (y) all restrictions on any stock granted by the Company to the named executive officer, including without limitation any repurchase or vesting provisions, will lapse and be of no further force and effect. The named executive officer is also entitled to the above compensation in the event that the Company fails to correct its material breach of the terms of the employment agreement within ten days following written notification of such material breach by the named executive officer.

  Under the employment agreements the Company may terminate the named executive officer's employment prior to the end of the Employment Period for cause upon written notice to the individual. The employment agreements define "for cause" to include one or more of the following: (i) misappropriation by the employee of any money or material amount of other assets or property (tangible or intangible) of the Company; (ii) the individual's continuing, repeated and willful failure or refusal to perform reasonable assignments given to individual which are commensurate with his position or responsibilities; (iii) conviction of the individual of a felony; (iv) material breach by individual of any material Company policy or the terms of any written agreement between named executive officer and the Company. Upon a termination for cause, the Company will pay to the named executive officer salary and benefits owed to him as of the date of such termination. If Mr. Barber had been terminated without cause on the last day of Fiscal Year 1998, the approximate value of the severance and other benefits (if he had elected to continue health benefits) to him would have been $162,306.

                                RETENTION PLAN

  The Company has in place an executive retention plan (the "Retention Plan") covering six key executives, including all executive officers of the Company. The Retention Plan provides that participating executives will be paid bonuses as follows: 33% of the executive's 1998 base salary on January 1, 1999; and 67% of the executive's 1998 base salary on January 1, 2000.

  The Retention Plan is designed to encourage participating executives to stay with the Company through January 1, 2000 and is not tied to Company performance. In the event a participating executive is terminated because of a change of control or an involuntary reduction in force, the balance due to such executive will be paid in full. If a participating executive leaves voluntarily or is terminated for cause or for lack of performance, the balance to be paid is forfeited. As of the date hereof, to the knowledge of the Company, none of the executive officers of the Company covered by the Retention Plan, other than Mr. Barber, have been informed by Parent that their employment will be terminated in connection with the Offer or Merger.

                                SEVERANCE PLAN

  The Company has in place a severance plan (the "Severance Plan") covering 12 employees, including all executive officers of the Company other than Mr. Barber, which is activated upon a Change of Control of the Company (as defined in the Severance Plan), which includes the Merger. The Severance Plan provides for the payment of the following compensation upon the termination in certain circumstances of a participant's employment with the Company within one year following a Change of Control of the Company: (i) a cash lump sum equal to the sum of (a) the participant's annual salary through the date of such termination, to the extent not theretofore paid, (b) the participant's target bonus amount, pro-rated for the period ending on the date of termination, and
(c) any deferred compensation and accrued time off with pay to the extent not theretofore paid, and (ii) an amount equal to a multiple of either one or two times the participant's base salary, as determined by the Compensation Committee of the Board. As of the date hereof, to the knowledge of the Company, none of the executive officers of the Company covered by the Severance Plan have been informed by Parent that their employment will be terminated in connection with the Offer or Merger.

              WALTER C. BARBER'S SETTLEMENT AND RELEASE AGREEMENT

  Mr. Barber entered into a Settlement and Release Agreement with the Company dated as of September 11, 1998 (the "Settlement and Release Agreement"). Pursuant to the Settlement and Release Agreement, Mr. Barber has agreed to resign his employment with the Company, as well as all offices and directorships he holds with the Company, upon a Change of Control of the Company (as defined in the Settlement and Release Agreement), which includes the consummation of the Offer. In exchange for such resignation, the Company agreed to provide Mr. Barber with (i) a lump sum payment of $780,000, net of any federal withholding taxes and other deductions the Company is required to make by law, and (ii) payment for outplacement services in accordance with the Company's customary procedures not to exceed $20,000. Pursuant to the Settlement and Release Agreement, Mr. Barber further agreed to release the Company and any related companies, and their employees and directors, from any claims or demands based on his employment with the Company or the termination of his employment, and he agreed not to compete with the Company through June 1, 1999. The Company similarly agreed to release Mr. Barber from all claims or demands based on his employment with the Company or the termination of that employment.

                           STOCK OPTION ACCELERATION

  Pursuant to the Merger Agreement, the holders of Company stock options under the Company's Amended and Restated 1987 Stock Plan, the Company's 1997 Stock Plan and the Company's Amended and Restated 1995 Director Stock Option Plan, including the executive officers of the Company and participating directors, will receive a cash payment in connection with the cancellation of their options. The cash payment for each Company option that has an exercise price that is lower than $8.25 will equal the difference between $8.25 and the exercise price of such option, multiplied by the number of Shares subject to such option (whether vested or unvested). The cash payment for each Company option that has an exercise price that is equal to or greater than $8.25 will be $.10 per share subject to such option (whether vested or unvested). Pursuant to this provision of the Merger Agreement, the Company will make aggregate payments equal to approximately $116,388. Of that total, Mr. Barber will receive approximately $19,472; Mr. Glenn V. Batchelder will receive approximately $6,508; Mr. J. Steven Paquette will receive approximately $5,125; Mr. David L. Backus will receive approximately $500; Ms. Anne Nolan will receive approximately $2,019; and Ms. Mary C. Stack will receive approximately $479. The Company will make an aggregate payment to non-employee directors in the amount of $2,119. Of that total, Mr. Allan S. Bufferd will receive approximately $1,221 and Mr. Ernie Green will receive approximately $898.

                              STOCK PURCHASE PLAN

  Pursuant to the Merger Agreement, the payment period ending November 30, 1998 (the "Payment Period") under the Company's Amended and Restated 1986 Employee Stock Purchase Plan (the "Purchase Plan") will be accelerated to November 27, 1998 (the "Acceleration Date"), and each Participant (as defined in the Purchase Plan) will receive in lieu of shares of Common Stock that could have been purchased under the Purchase Plan when the Payment Period ends on the Acceleration Date, an amount (subject to any applicable withholding tax) in cash equal to the difference between $8.25 and the Option Price (as defined in the Purchase Plan). Pursuant to this provision of the Merger Agreement, the Company will make aggregate payments equal to approximately $91,126. Of that total, Mr. Barber will receive approximately $1,005; Mr. Batchelder will receive $0; Mr. Paquette will receive $0; Mr. Backus will receive approximately $3,145; Ms. Nolan will receive $0; and Ms. Stack will receive approximately $1,933. In addition, all funds contributed to the Purchase Plan by Participants which have not been used to purchase shares of Common Stock as of the Acceleration Date will be returned in cash, without interest.

                           COMPENSATION OF DIRECTORS

  The compensation for Fiscal Year 1998 to the non-employee directors was $15,000 plus $1,000 for each day of attendance at meetings of the Board or Committees. In addition, directors were reimbursed for out-of-pocket expenses for attending Board and Committee meetings.

  Under the Company's Amended and Restated 1995 Director Plan (the "Director Plan"), each Independent Director automatically receives a one-time option to purchase 5,000 shares of the Company's Common Stock. In addition, annually on the third Tuesday of June, each Independent Director receives an option to purchase 2,500 shares of the Company's Common Stock. The exercise price of the options is 100% of the fair market value of the Common Stock on the date options are granted. In the event of a change of control of the Company, all outstanding options automatically become fully exercisable. Options become exercisable in equal annual installments over three years, and they expire seven years from their date of grant. Options granted pursuant to the Director Plan are not assignable or transferable other than by will or the laws of descent and distribution, and are exercisable during an optionee's lifetime only by him.

  In the event an optionee ceases to be a member of the Board for any reason other than death or disability, any then unexercised options granted to such optionee under the Director Plan will, to the extent not then exercisable, immediately terminate and become void, and any options which are then exercisable but have not been exercised at the time the optionee so ceases to be a member of the Board may be exercised, to the extent they are then exercisable, by the optionee within a period of thirty days following such time the optionee so ceases to be a member of the Board, but in no event later than the expiration date of the option.

  In the event an optionee ceases to be a member of the Board by reason of his disability or death, any option granted under the Director Plan to such optionee shall be immediately and automatically accelerated and become fully vested, and any unexercised option may be exercised by the optionee (or by the optionee's personal representative, heir or legatee) until the scheduled expiration date of the option.

  Outstanding options under the Director Plan as of May 10, 1996 were adjusted pursuant to the Fluor Daniel Transactions (as defined in footnote 8 of the table set forth under the heading "Security Ownership of Certain Beneficial Owners and Management").

                      BOARD COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

  The executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"), which is currently composed of Messrs. Bufferd and Green, the two Independent Directors of the Company, and Messrs. Myers and Peterson of Fluor Daniel. It has the responsibility for all compensation matters for the Company's senior management. The Compensation Committee alone sets the compensation for Mr. Barber (the "CEO") and sets the compensation of the other executive officers with recommendation from the CEO. All decisions by the Compensation Committee are submitted to the full Board for final approval. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of the Company served as a member of the compensation committee of another entity (or other committee of the Board performing equivalent functions or, in the absence of any such committee, the entire Board), one of whose executive officers served as a director of the Company.

  The SEC requires disclosure of companies' policies for executive compensation to enable stockholders to better understand the reasons for the compensation of the CEO and the four other most highly compensated executive officers. The disclosure required for these named executive officers includes compensation tables and a report explaining the rationale and considerations that form the bases of the Compensation Committee's executive compensation decisions affecting those individuals. Set forth below is the Compensation Committee's report addressing these matters.

COMPENSATION PHILOSOPHY AND PRINCIPLES

  Under the direction of the Compensation Committee, the Company has maintained the philosophy that compensation of all employees should be closely linked to performance. Consequently, increases of employees' cash compensation in the form of salary and bonus historically have been greater in more profitable years and less in less profitable years. In addition, to provide incentive for the Company's long-term success, certain employees have received options at fair market value that vest over a period of years, and have an opportunity to participate in the Company's Amended and Restated 1986 Employee Stock Purchase Plan, which provides a discount on purchases of the Company's Common Stock through payroll deductions. During Fiscal Year 1997, the Compensation Committee adopted a cash-based long term incentive program, discussed below. The Compensation Committee believes that executive officers, who are ultimately responsible for the successful financial performance of the Company, should be compensated under these same principles.

  The Company's vision is to be the recognized world leader in environmental solutions. To achieve this the Company will: have the best people, exceed customer expectations, grow stockholder value, improve through innovation, work as a team, conduct itself ethically and eliminate accidents. To achieve these goals, the Compensation Committee believes the executive compensation program must create financial opportunities for senior managers. The guiding principles of the Compensation Committee are to:

  --Create a compensation program that supports the Company's strategic goals and thus enhances stockholder value;

  --Provide a competitive compensation program to attract and retain qualified senior managers necessary for long-term success;

  --Establish a direct and substantial relationship between cash compensation and performance to motivate senior managers for short-term results;

  --Align the interests of senior managers with the long-term interests of stockholders through award opportunities to receive long-term cash incentives and to acquire the Company's shares; and

  --Reevaluate compensation decisions annually to ensure alignment of compensation practices with the Company's goals.

COMPENSATION POLICIES AND PRACTICES TOWARD EXECUTIVE OFFICERS

  The Compensation Committee made important changes in the Company's executive compensation program for Fiscal Year 1998. The program was comprised of cash compensation in the form of base salary, potential profit sharing and bonus, and benefits typically offered executives in corporations of similar size and in similar businesses as the Company.

CASH COMPENSATION

  The Compensation Committee believes that compensation of the Company's executive officers, including the named executive officers, should be substantially linked to operating performance. Base salaries are designed to be competitive within the industry and reflect individual performance. The Bonus Plan is intended to provide opportunity for cash compensation competitive with median levels of the Company's competitors included in the peer group index set forth in the Performance Graph on page 13 of the Company's proxy statement dated February 26, 1998, as well as other companies of similar size included in independent survey data. The Compensation Committee made certain changes for cash compensation to executive officers during the Fiscal Year. Specifically, all executive officers other than the CEO received increases in base salary due to increased responsibilities undertaken by each of them. In addition, to provide cash incentives to all employees, including the CEO and the other executive officers, the Company instituted a profit sharing plan in 1997, which provides that 20% of pre-tax earnings on an annual basis are to be distributed to employees in proportion to their base salary in the form of a contribution to a 401(k) plan. When this plan was adopted, the Company agreed that it would make a minimum contribution of 1% of base salary for Fiscal Year 1998.

  The Compensation Committee continued the Company's Bonus Plan to provide that regular bonuses are to be computed using weighted factors tied to key results areas ("KRA's") and individual performance. In addition, the Compensation Committee established a supplemental bonus plan to provide bonuses tied to earnings before interest and taxes and cash balance at the end of Fiscal Year 1998. The Compensation Committee approves target bonus amounts for senior executives based on recommendations of members of the Compensation Committee. Bonuses may not be paid unless the Company's earnings before interest and taxes exceed an amount established by the Compensation Committee in its December meeting.

  The Compensation Committee also adopted the Retention Plan and Severance Plan, and approved Mr. Barber's Settlement and Release Agreement, described elsewhere in this Information Statement, which provide cash incentives to certain officers of the Company, including all of the executive officers. These arrangements were intended to encourage participants to stay with the Company through a period when the Board of Directors was evaluating a number of alternatives, including a change of control.

LONG-TERM INCENTIVE PROGRAM

  Under the Amended and Restated 1987 Stock Plan (the "1987 Plan"), the Compensation Committee had established an incentive program to reward executive officers and others in the Company for delivering long-term value to the Company's stockholders. The 1987 Plan expired in January 1997 and a new plan, the 1997 Stock Plan, was adopted and approved by stockholders in March 1997. This plan carried forward the remaining number of shares authorized by the 1987 Plan. Stock option grants provide executive officers and other senior managers rights to purchase shares of the Company's Common Stock at the fair market value (the closing price of the Common Stock) on the date of grant, which vest over a period of time. Since June 1990 the Compensation Committee has typically granted options upon hire of the executive officer and at its June or December meeting each year for all senior managers. In December 1996, the Compensation Committee significantly reduced the number of employees who received an option grant.

  In Fiscal Year 1997 the Compensation Committee also adopted a cash feature which was added to the Company's long-term incentive program. This feature is intended to focus the management team on specific Company earnings objectives approved annually by the Board of Directors. Under this feature, the Compensation Committee may make grants of cash incentive awards which are based upon meeting three-year Company earnings targets established by the Compensation Committee. The cash incentive awards also may be adjusted by the employee's supervisor, or in the case of the CEO, by the Chairman of the Board, based on an individual performance factor multiplier of from 0 to 2.0, as determined by an evaluation of performance relative to the employee's KRA's.

TAX DEDUCTIBILITY LIMIT

  The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally provides that certain compensation in excess of $1 million per year paid to a company's chief executive officer and any of its four other highest paid executive officers is not deductible by a company unless the compensation qualifies for an exception. This deduction limit generally applies only to compensation that could otherwise be deducted by a company in a taxable year. The Compensation Committee has reviewed the Company's executive compensation plans and believes that the impact of Section 162(m) upon the Company will not be significant for the next several years because no executive officer of the Company is likely to be paid compensation exceeding $1 million. The Compensation Committee will consider the effect of Section 162(m) in authorizing or recommending future executive compensation arrangements.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

  The Compensation Committee fixed the CEO's base salary at $260,000, the same as the previous three years, and planned no increase in base salary for the next two years. In December 1997, the CEO's target regular bonus was set at $70,000 and his target supplemental bonus was set at $21,000 under the Bonus Plan. The target bonuses are anticipated to be paid to Mr. Barber for Fiscal Year 1998 because, at the time of this filing, the performance goals appear to have been met.

                                          Ernie Green, Chairman
                                          Allan S. Bufferd
                                          David L. Myers
                                          Ronald G. Peterson

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In connection with the Investment Agreement, the Company and Fluor Daniel entered into the Existing Marketing Agreement and an Intercompany Services Agreement pursuant to which the Company has received, and it is anticipated that the Company will receive in the future, revenues from Fluor Daniel; and pursuant to which Fluor Daniel has received, and it is anticipated that it will receive in the future, revenues from the Company. During the fiscal year ended October 31, 1998 the amount of such revenues to either the Company or Fluor Daniel did not equal at least 5% of that entity's respective consolidated gross revenues. Messrs. Myers and Peterson are officers of Fluor Daniel.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and ten percent stockholders to file with the SEC reports of ownership and changes in ownership of the Company's Common Stock. Copies of those reports must also be furnished to the Company. The Company is required to identify any of those persons who do not file those reports on a timely basis. Based solely on a review of the copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that during Fiscal Year 1998 all filing requirements applicable to directors, executive officers and ten percent stockholders have been complied with, except that, Mr. Backus filed one report late to report two transactions, and Ms. Stack filed one report late to report two transactions.

                                                                        ANNEX B
                          [Letterhead Appears Here]


                                                               OCTOBER 27, 1998

Special Committee of the Board of Directors
Fluor Daniel GTI, Inc.

Board of Directors
Fluor Daniel GTI, Inc.
100 River Ridge Drive
Norwood, Massachusetts 02062

Gentlemen:

  BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to Fluor Daniel GTI, Inc. ("the Company") in connection with the proposed merger of the Company and IT Group ("IT") pursuant to the Agreement and Plan of Merger, dated October 27, 1998, among the Company, IT, Fluor Daniel, Inc. ("Fluor Daniel") and Tiger Acquisition Corporation, a wholly owned subsidiary of IT ("Merger Sub" (the "Merger Agreement"), which provides, among other things, for IT to commence a tender offer to the shareholders of the Company for all outstanding shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") for $8.25 in cash (the "Consideration") (the "Tender Offer") and for the subsequent merger of Merger Sub with and into the Company (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of IT. As set forth more fully in the Merger Agreement, as a result of the Merger, all outstanding Company Common Stock not owned directly or indirectly by IT or the Company will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

  You have requested BT Alex. Brown's opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company's shareholders other than Fluor Daniel and IT or any affiliate either thereof (the "Public Shareholder"), of the Corporation.

  In connection with BT Alex. Brown's role as financial advisor to the Company, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. BT Alex. Brown has also held discussions with members of the senior management of the Company regarding the businesses and prospects of the Company. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Merger Agreement and certain related documents, including the marketing agreement entered into by the Company and Fluor Daniel on October 27, 1998, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information. In addition, BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as the case may be, as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is necessarily based upon economics, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

  For purposes of rendering its opinions, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Fluor Daniel, Merger Sub and IT contained in the Merger Agreement are true and correct, and that the Company, Fluor Daniel, Merger Sub and IT will each perform all of the covenants and agreements to be performed by it under the Merger Agreement. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either the Company or IT is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company or IT or materially reduce the contemplated benefits of the Merger to the Public Shareholders.

  This opinion is addressed to, and for the use and benefit of, the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company, and is not a recommendation to the stockholders of the Company to tender their shares pursuant to the Tender Offer or to vote in favor of the Merger. This Opinion is limited to the fairness, from a financial point of view, to the Public Shareholders of the Consideration, and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by the Company to enter into the Merger Agreement or engage in the Merger.

  BT Alex. Brown (together with its affiliates, the "BT Group") is a registered broker-dealer and member of the New York Stock Exchange. BT Alex. Brown will be paid a fee for its services as financial advisor to the Company in connection with the Merger, a substantial portion of which is contingent upon consummation of the Merger. One or more members of the BT Group may have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial serves, for which it has received compensation, to the Company or its affiliates, including Fluor Daniel and Fluor Corporation. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of the Company and IT for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

  Based upon and subject to the foregoing, it is BT Alex. Brown's opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Public Shareholders.

                                  Very truly yours,

                                  /s/ BT Alex. Brown Incorporated
                                  ------------------------------------
                                  BT Alex. Brown Incorporated

                                      B-2